Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK OF
TICKETS.COM, INC.
AT
$1.10 NET PER SHARE
BY
MLBAM ACQUISITION CORP.
A WHOLLY OWNED SUBSIDIARY OF
MLB ADVANCED MEDIA, L.P.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON MARCH 18, 2005,
UNLESS THE OFFER IS EXTENDED.
       THE OFFER (“OFFER”) IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 14, 2005 (THE “MERGER AGREEMENT”), BY AND AMONG MLB ADVANCED MEDIA, L.P., A DELAWARE LIMITED PARTNERSHIP (“PARENT”), MLBAM ACQUISITION CORP., A DELAWARE CORPORATION (“PURCHASER”), AND TICKETS.COM, INC., A DELAWARE CORPORATION (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY (“COMMON STOCK”) WHICH, TOGETHER WITH THE SHARES OF COMMON STOCK INTO WHICH THE WARRANTS (AS DEFINED IN THE MERGER AGREEMENT) AND SHARES OF PREFERRED STOCK (AS DEFINED IN THE MERGER AGREEMENT) TO BE ACQUIRED BY PURCHASER PURSUANT TO THE SECURITIES PURCHASE AGREEMENT (AS DEFINED IN THE MERGER AGREEMENT) ARE EXERCISABLE OR CONVERTIBLE, REPRESENTS AT LEAST 90% OF ALL OF THE ISSUED AND OUTSTANDING COMMON STOCK, ASSUMING THE EXERCISE OF THE WARRANTS AND CONVERSION OF THE PREFERRED STOCK INTO COMMON STOCK (THE “MINIMUM CONDITION”); (2) THE EXPIRATION OR TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND (3) NO EVENT OR CIRCUMSTANCE OCCURRING FOLLOWING THE DATE OF THE MERGER AGREEMENT THAT CONSTITUTES A MATERIAL ADVERSE CHANGE (AS DEFINED IN THE MERGER AGREEMENT) OR WOULD REASONABLY BE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE “SECTION 1 — TERMS OF THE OFFER; EXPIRATION DATE” AND “SECTION 14 — CONDITIONS TO THE OFFER,” WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.
      THE COMPANY HAS INFORMED PURCHASER AND PARENT THAT THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “SPECIAL COMMITTEE”) UNANIMOUSLY (1) DETERMINED THAT EACH OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE UNAFFILIATED STOCKHOLDERS OF THE COMPANY’S COMMON STOCK, (2) APPROVED AND DECLARED ADVISABLE THE OFFER AND RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND

(iii) RECOMMENDED TO THE BOARD OF DIRECTORS OF THE COMPANY THAT IT APPROVE AND DECLARE ADVISABLE THE MERGER AND RECOMMEND IT TO THE COMPANY’S STOCKHOLDERS, AND THE BOARD OF DIRECTORS HAS DONE SO.
IMPORTANT
      If you wish to tender all or any portion of your shares of Common Stock (“Shares”), you should either:

(1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed if required by such Instructions, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to Mellon Investor Services LLC (the “Depositary”), and either (a) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or (b) deliver such Shares pursuant to the procedure for book-entry transfer as set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, or

(2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.
      If you have Shares registered in the name of a banker, dealer, broker, trust company or other nominee, you must contact it if you desire to tender your Shares. If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.
      Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent, at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect:
(212) 269-5550
All Others Call Toll Free:
(800) 769-4414
This Offer to Purchase is dated February 17, 2005.

SUMMARY TERM SHEET
      MLBAM Acquisition Corp., which is referred to in this Offer to Purchase as “Purchaser,” “we” or “us,” is offering to purchase all of the outstanding shares of common stock of Tickets.com, Inc., which is referred to in this Offer to Purchase as the “Company,” for $1.10 net per share in cash (our “Offer”). The following are some of the questions you, as a stockholder of the Company, may have, and answers to those questions. This summary highlights important and material information from this Offer to Purchase but does not purport to be complete. We urge you to read carefully (1) the remainder of this Offer to Purchase, (2) the Agreement and Plan of Merger, by and among Purchaser, MLB Advanced Media, L.P., and the Company (which we refer to as the “Merger Agreement”), (3) the Securities Purchase Agreement (as such term is defined herein), and (4) the Letter of Transmittal for our Offer before making any decisions as to whether to tender your Shares (as defined below). Additional important information about our Offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included references to the sections of this document where you will find a more complete discussion of the topics covered in this Summary Term Sheet.
      Q. Who is offering to buy my Shares?
      A. We are called MLBAM Acquisition Corp. We are a Delaware corporation formed for the purpose of making this Offer and merging with the Company. We are a wholly-owned subsidiary of MLB Advanced Media, L.P., which is referred to in this Offer to Purchase as “Parent” or “MLBAM.” MLBAM is the Internet and interactive media company of Major League Baseball, and operates the MLB.com Website. See “Section 8 — Certain Information Concerning Purchaser and Parent” of this Offer to Purchase.
      Q. What Shares are you offering to purchase?
      A. We are offering to purchase all of the outstanding Shares of Common Stock. In this Offer to Purchase, “Common Stock” means the common stock of the Company and “Share” means an issued and outstanding share of Common Stock. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      Q. How much are you offering to pay and what is the form of payment?
      A. We are offering to pay $1.10 per Share, net to you, in cash (without interest), for each of your Shares. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      Q. Do I have to pay any brokerage or similar fees to tender?
      A. If you are a record owner of your Shares and you tender those Shares in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee and your broker tenders on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
      Q. Have you entered into any arrangements to purchase the Company’s outstanding preferred stock?
      A. Yes. On February 14, 2005, prior to the first public announcement of this Offer, we and MLBAM entered into a Securities Purchase Agreement (which we refer to as the “Securities Purchase Agreement”) with General Atlantic Partners 74, L.P., a Delaware limited partnership, General Atlantic Partners 54, L.P., Delaware limited partnership, GAP Coinvestment Partners II, L.P., a Delaware limited partnership, and GapStar, LLC, a Delaware limited liability company, which we refer to collectively as the “Preferred Holders.” Pursuant to the Securities Purchase Agreement, we agreed to purchase (1) the shares of the Company’s Series F Senior Cumulative Redeemable Preferred Stock, par value $0.000225 per share (“Series F Preferred Stock”) and Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.000225 per share (“Series G Preferred Stock,” and, together with the Series F Preferred Stock, the “Preferred Stock”) held by the Preferred Holders, and (2) warrants (“Warrants”) to acquire 1,824,962 Shares held by the Preferred Holders. We will purchase the shares of Preferred, Stock and Warrants held by the Preferred Holders after consummation of the Offer and prior to effectiveness of the Merger. If we do not consummate the Offer, then we will not purchase the Preferred Stock or the Warrants held by the Preferred Holders pursuant to the Securities Purchase Agreement. See “Section 10 —

Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      Q. Have you entered into any other arrangements to purchase Preferred Stock or Common Stock in connection with the Offer?
      A. Yes. On February 14, 2005, prior to the first public announcement of this Offer, we and MLBAM entered into separate Stockholder Agreements with each of (1) International Capital Partners, Inc. Profit Sharing Trust, and (2) Sports Capital Partners, LP, Sports Capital Partners (Cayman Islands), LP and Sports Capital Partners CEV, LLC (which we refer to collectively as the “Other Series F Holders”), pursuant to which, among other things, the Other Series F Holders agreed to convert the shares of Series F Preferred Stock held by them into shares of Common Stock, and to validly tender all shares of Common Stock beneficially owned by them in the Offer. See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      We also entered into a similar Stockholder Agreement, dated February 14, 2005, with General Atlantic Partners 46, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 74, L.P., GapStar LLC, GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. (collectively referred to as the “GAP Entities”) whereby the GAP Entities will tender all Shares beneficially owned by them in the Offer.
      In addition, we and MLBAM also entered into a Stockholder Agreement with Competiber, S.A., Mr. Ignacio Suárez-Zuloaga, Mr. Ramon Suárez, and Valor XXI SICAV, S.A. (which we refer to collectively as the “Competiber Group”), pursuant to which the Competiber Group agreed to, among other things, tender all of the shares of Common Stock beneficially owned by the Competiber Group in the Offer.
      Q. Do you have the financial resources to pay for the Shares?
      A. Yes. MLBAM, through borrowings under its existing revolving credit facility, will provide us with the funds necessary to consummate the Offer and the transactions contemplated by the Securities Purchase Agreement, and to make payments for all Shares that are not accepted for payment in our Offer and that will be converted into the right to receive $1.10 per share in cash in the Merger described below following the successful completion of our Offer. The Offer is not subject to any financing condition. See “Section 9 — Financing of the Offer and the Merger” of this Offer to Purchase.
      Q. Is your financial condition relevant to my decision to tender in the Offer?
      A. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger.
      See “Section 9 — Financing of the Offer and the Merger” of this Offer to Purchase.
      Q. Can we access current financial information about the Company?
      A. The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Company has not filed periodic reports under the Exchange Act since its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The Company has disclosed to Parent that its filing delinquency is a result of its inability to timely prepare additional financial statements compliant with accounting principles generally accepted in the United States. Therefore, the Company is considered a delinquent filer. On February 14, 2005, the Company filed a Current Report on Form 8-K announcing that the audit of its 2003 financial statements had been completed. The Form 8-K included audited consolidated financial statements for 2003, but did not contain audited financial statements for any period prior to 2003 or any period in 2004. In such Form 8-K, the Company represents that it has previously indicated that it intends to restate and have its financial statements reaudited for the year ended December 31, 2001, but now has substantial doubt about whether the December 31, 2001 financial statements can be restated and reaudited. The audit opinion states in the 2003 audit that the Company has suffered recurring losses from operations which raises substantial doubt regarding the Company’s ability to continue as a going concern. The audited financial statements were filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 14, 2005.
      As a result of these circumstances, stockholders are advised:

•	there is no current active trading market for the Shares other than moderate trading on the over the counter market operated by Pink Sheets LLC (the “Pink Sheets”);

•	the historical financial information available to stockholders concerning the Company is more limited than that customarily available to stockholders when evaluating transactions such as the Offer and Merger discussed herein;

•	the published operating results of the Company for 2003 are not necessarily indicative of the Company’s current financial condition and do not reflect the Company’s operating results for 2004;

•	the 2003 operating results are not necessarily indicative of future operating results, and the Company has received an explanatory paragraph from its auditor regarding the substantial doubt about its ability to continue as a going concern; and

•	the Company is not providing audited or unaudited financial statements prepared in accordance with GAAP as of or for any periods prior to or for any periods prior to or following the year ended December 31, 2003.
      We have also filed as exhibits to our Schedule TO certain recent financial metrics and projections provided to us by the Company. These metrics and projections are not prepared in accordance with generally accepted accounting principles, contain only unaudited, preliminary data and are not comparable to the Company’s 2003 audited financial statements.
      See “Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.
      Q. How long do I have to tender my Shares in the Offer?
      A. Unless we extend our Offer, you will have until 5:00 p.m., New York City time, on March 18, 2005, the 21st business day after the commencement of our Offer, including the business day on which the Offer is commenced, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. We may also elect to provide a “subsequent offering period.” A subsequent offering period, if one is included, will be an additional period of time after we have acquired Shares in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.
      Q. Can the Offer be extended and under what circumstances?
      A. Yes. We agreed with the Company that (1) we may, in our sole discretion, extend the Offer beyond any scheduled expiration date (subject to the termination of the Merger Agreement, which will occur on the later of 90 days following the commencement of the Offer or May 15, 2005), and (2) if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”) to have expired or been terminated, we will extend the Offer from time to time until five business days after the expiration or termination of the waiting period under the HSR Act (however, we are not required to extend the Offer beyond the date that is twenty days after the initial scheduled expiration date of the Offer). See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      We expressly reserve the right to waive any of the conditions to our Offer (except for the Minimum Condition, which we describe below and which cannot be waived) and to make any change in the terms of or conditions to our Offer; provided that we may not, without the prior written consent of the Company, (1) decrease the Offer price or change the form of consideration payable in the Offer, (2) seek to purchase less than all outstanding Shares, or (3) impose additional material conditions to the Offer. During any subsequent offering period, if there is one, you could tender your shares to us for the same Offer price payable in our Offer. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase for more information. We do not currently intend to provide for a subsequent offering period, but reserve the right to do so in our sole discretion.
      Q. How long will it take to complete the Offer and the Merger?
      A. We hope to complete the Offer by March 18, 2005, the initial scheduled expiration date. We expect to complete the Merger shortly after we complete the Offer.
      Q. How will I be notified if the Offer is extended?
      A. If we extend the Offer, we will inform Mellon Investor Services LLC, which is acting as the Depositary for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. If we choose to provide a subsequent offering period, we will publicly disclose our intentions by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the expiration of the initial offering period and will immediately begin the subsequent offering period. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      Q. What are the most significant conditions to the Offer?
      A. Among other important conditions discussed in “Section 14 — Conditions to the Offer” of this Offer to Purchase, we are not obligated to purchase any tendered Shares:

•	unless there have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, together with the Shares into which the Warrants and shares of Preferred Stock to be acquired by Purchaser pursuant to the Securities Purchase Agreement are exercisable or convertible, represents at least 90% of all the issued and outstanding Common Stock, assuming the exercise of the Warrants and conversion of the Preferred Stock into Common Stock (the “Minimum Condition”); or

•	unless all applicable waiting periods under the HSR Act have expired or have been terminated; or

•	if any event or circumstance occurs following the date of the Merger Agreement that constitutes a Material Adverse Change (as defined in the Merger Agreement) or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement).
      The Minimum Condition is not waivable by any party. In addition, the Offer is not subject to any financing contingency, but it is subject to certain other conditions described in this Offer to Purchase. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 14 — Conditions to the Offer” of this Offer to Purchase, which set forth in full the conditions to the Offer.
      Q. How do I tender my Shares?
      A. To tender all or any portion of your Shares in our Offer:

•	if you hold Shares in your name, you must either deliver the certificate or certificates representing your tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it) enclosed with this Offer to Purchase, properly completed and duly signed, together with any required signature guarantees and any other required documents, to the Depositary, or tender your Shares using the book-entry procedure described in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, prior to the expiration of our Offer; and

•	if you hold Shares in “street name” through a broker, dealer, bank, trust company or other nominee, you must instruct such institution to tender your Shares through the Depositary prior to the expiration of our Offer.

      In any case, the Depositary must receive all required documents by 5:00 p.m., New York City time, on March 18, 2005, which is the expiration date of the Offer, unless we decide to extend the Offer or provide a subsequent offering period. If you cannot deliver something that is required to be delivered to the Depositary prior to the expiration of the Offer, you may still be able to tender your Shares by having a broker, bank or other fiduciary that is a member of Securities Transfer Agent’s Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three trading-day period. See “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.
      Q. Until what time can I withdraw previously tendered Shares?
      A. The tender of your Shares may be withdrawn at any time prior to the expiration of the Offer. In addition, Shares which have not been accepted for purchase may be withdrawn at any time after April 18, 2005. However, there will be no withdrawal rights during any subsequent offering period. See “Section 4 — Withdrawal Rights” of this Offer to Purchase for more information.
      Q. How do I withdraw previously tendered Shares?
      A. You, or your broker if your Shares are held in “street name,” must notify the Depositary at the address or facsimile number listed on the back cover of this Offer to Purchase, and the notice must include the name of the shareholder that tendered the Shares, the number of Shares to be withdrawn and the name in which the tendered Shares are registered, if different from the tendering shareholder. See “Section 4 — Withdrawal Rights” in this Offer to Purchase for more information about the procedures for withdrawing your previously tendered Shares.
      Q. What do I do if my Shares are lost, or have been stolen or destroyed.
      A. You may complete Section 5 of the Letter of Transmittal to report to the Depositary that your failure to surrender a stock certificate representing any Shares registered in your name is due to the theft, loss or destruction of such stock certificate. See Instruction 5 to the Letter of Transmittal.
      Q. Has the Special Committee approved your Offer?
      A. Yes. The Special Committee of the Board of Directors of the Company (which we refer to as the “Special Committee”) has unanimously:

•	determined that each of the Offer and the Merger are fair to and in the best interests of the holders of Shares, other than the GAP Entities and any other holders of Preferred Stock and their affiliates; and

•	approved and declared advisable the Offer and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and

•	recommended to the Company’s Board of Directors that it approve and declare advisable the Merger and recommend it to the Company’s stockholders, and the Board of Directors has done so.
      See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      The factors considered by the Special Committee in making the determinations and recommendations set forth above are described in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9, which has been filed with the SEC on February 17, 2005 and is being mailed to you with this Offer to Purchase.
      Houlihan, Lokey, Howard & Zukin Financial Advisors Inc. (“Houlihan”) and the Perseus Advisors LLC (“Perseus”), which acted as financial advisors to the Special Committee, each delivered their respective opinions to the Company’s Board of Directors, dated February 14, 2005, to the effect that, as of that date and based upon and subject to certain matters stated in such opinions, (1) in the case of Perseus, the Offer price was fair to the Company’s common stockholders, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, from a financial point of view, and (2) in the case of Houlihan (a) the aggregate consideration to be received by holders of the Preferred Stock and holders of the Shares, collectively, is fair from a financial point of view, and (b) the consideration to be received by the holders of the Shares, other than the GAP Entities, is fair from a financial point of view. Stockholders of the Company are urged to, and should, read carefully the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and the opinions of Houlihan and Perseus, which are annexed thereto, in their entirety.
      Under certain circumstances, in the event that we or the Company elect to terminate the Merger Agreement, the Company will be required to pay us a $2,500,000 termination fee. See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      Q. What are your plans if you do not acquire all of the outstanding Shares in your Offer?
      A. If we successfully complete our Offer, then as soon as practicable following the completion of our Offer, we intend to merge with and into the Company (which we refer to as the “Merger”). Successful completion of our Offer would result in our owning at least 90% of the outstanding Shares, and we would be able to complete a “short form” Merger without obtaining the approval of the Company’s stockholders. As a result of that Merger, all of the outstanding Shares that are not tendered in our Offer (other than Shares that are owned by the Company or us, and Shares that are owned by stockholders of the Company, if any, who are entitled to and properly exercise dissenters’ rights under Delaware law in respect of their Shares) will be canceled and converted into the right to receive $1.10 per Share in cash and the Company will become a wholly-owned subsidiary of MLBAM. The consummation of the Merger is also conditioned on (1) there being no provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger and (2) all applicable waiting periods under the HSR Act having expired or having been terminated.
      If we do not satisfy the Minimum Condition, then we would not be able to consummate the Offer or merge with the Company, or to consummate the transactions pursuant to the Securities Purchase Agreement. In that event, the Merger Agreement and Securities Purchase Agreement would terminate.
      Q. If the Offer is consummated, will the Company continue as a public company?
      A. No. If we consummate the Offer, then the Merger will take place, after which Purchaser intends to cause the Company to file a Form 15 with the SEC in order to de-register the Shares from the Exchange Act, and therefore terminate the Company’s obligation to file reports or proxy statements required to be filed with the SEC. See “Section 13 — Possible Effects of the Offer on the Market for Shares; Exchange Act Registration” of this Offer to Purchase.
      Q. If I decide not to tender, how will the Offer affect my Shares?
      A. If you decide not to tender, you will decrease the likelihood that we will be able to satisfy the Minimum Condition. In addition, if we successfully complete our Offer but you do not tender your Shares in our Offer, your Shares will be canceled and converted into the right to receive in the Merger the same amount of cash per Share which you would have received had you tendered your Shares in our Offer (without interest), subject to your right to pursue your dissenters’ rights under Delaware law.
      Q. Are dissenters’ rights available in either the Offer or the Merger?
      A. Dissenters’ rights are not available in connection with the Offer. However, if the Merger is consummated, stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in the Merger. See “Section 11 — Purpose of the Offer; Plans for the Company After the Offer and Merger — Dissenters’ Rights” of this Offer to Purchase.

      Q. What is the market value of my Shares as of a recent date?
      A. The Shares are not listed for trading on any national securities exchange or quoted on an automated quotation systems. However, certain securities firms quote the Shares for trading on the Pink Sheets. On February 14, 2005, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as reported on the Pink Sheets was $0.85. The 30-day average of the per Share closing price as reported on the Pink Sheets between the dates of January 16, 2005 and February 14, 2005 was $0.78. As compared against:

•	the February 14, 2005 price, the Offer Price represents an increase of $0.25 per Share, or 29.4%, over the February 14, 2005 price.

•	the 30-day average, the Offer Price represents an increase of $0.32 per Share, or 41.0%, over the 30-day average.
Please obtain a recent quotation for the Shares before deciding whether to tender your Shares. See “Section 6 — Price Range of Shares; Dividends” of this Offer to Purchase.
      Q. What are the federal income tax consequences of the proposed transactions?
      A. Your receipt of cash consideration in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the particular effect the proposed transactions will have on you. See “Section 5 — Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.
      Q. Who can I contact if I have questions about the Offer?
      A. You should contact D.F. King & Co., Inc., the Information Agent for our Offer, at (800) 769-4414 (toll free) or (212) 269-5550 (banks and brokers call collect). See the back cover of this Offer to Purchase.

TO THE HOLDERS OF COMMON STOCK OF TICKETS.COM, INC.:
INTRODUCTION
      MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), hereby offers to purchase all of the shares (the “Shares”) of common stock, par value $0.000225 per share (“Common Stock”), of Tickets.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. Unless the context indicates otherwise, as used herein, references to “you” or “stockholders” shall mean holders of Shares and references to “we” or “us” shall mean Purchaser.
      Tendering stockholders whose Shares are registered in their own name and who tender directly to Mellon Investor Services LLC, which is acting as the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as otherwise provided in the Letter of Transmittal for the Offer, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. A stockholder who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such stockholder’s Shares to Purchaser in the Offer. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which was sent to stockholders with this Offer to Purchase, or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. stockholders), may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See “Section 5 — Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase. Purchaser or Parent will pay all charges and expenses incurred in connection with the Offer of the Depositary, as well as D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See “Section 16 — Fees and Expenses” of this Offer to Purchase.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2005 (the “Merger Agreement”), among Parent, Purchaser, and the Company. The Merger Agreement provides, among other things, that, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser, or any direct or indirect subsidiary of Parent or any wholly-owned subsidiary of the Company, and other than Shares held by stockholders, if any, who are entitled to and have properly exercised dissenters’ rights under the DGCL) will be canceled and converted automatically into the right to receive the same price per Share as paid to the stockholders tendering their Shares in the Offer (the “Merger Consideration”). Stockholders who have properly exercised dissenters’ rights, if any, in accordance with Section 262, et. seq., of the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See “Section 11 — Purpose of the Offer; Plans for the Company After the Offer and the Merger” of this Offer to Purchase. The Merger Agreement is more fully described in “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      The Company has informed Purchaser and Parent that the Special Committee of the Board of Directors of the Company (the “Special Committee”) unanimously (1) determined that each of the Offer and the Merger are fair to and in the best interests of the unaffiliated holders of the Common Stock, (2) approved and declared advisable the Offer, and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (3) recommended to the Company’s Board of Directors that it approve and declare advisable the Merger and recommend it to the Company’s stockholders, and the Board has done so.
      The factors considered by the Special Committee in making the determinations and recommendations set forth above are described in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9, which has been filed with the SEC and is being mailed to stockholders with this Offer to Purchase.
      Houlihan, Lokey, Howard & Zukin Financial Advisors Inc. (“Houlihan”) and the Perseus Advisors LLC (“Perseus”), which acted as financial advisors to the Special Committee, each delivered their respective opinions to the Company’s Board of Directors, dated February 14, 2005, to the effect that, as of that date and based upon and subject to certain matters stated in such opinions, (1) in the case of Perseus, the Offer price was fair to the Company’s common stockholders, other than the GAP Entities (as defined below) and any other holders of Preferred Stock (as defined below), from a financial point of view, and (2) in the case of Houlihan (a) the aggregate consideration to be received by holders of the Preferred Stock and holders of the Shares, collectively, is fair from a financial point of view, and (b) the consideration to be received by the holders of the Shares, other than the GAP Entities, is fair from a financial point of view. A copy of the written opinions of Houlihan and Perseus are annexed to the Schedule 14D-9, which has been filed with the SEC in connection with the Offer and which is being mailed to stockholders with this Offer to Purchase. Stockholders are urged to read such opinions carefully in their entirety for a description of the procedures followed, the matters considered, the assumptions made and qualifications and limitations of the separate reviews undertaken by Houlihan and Perseus. For a more detailed understanding of the financial projections used by Houlihan and Perseus in formulating their respective opinions, refer to Exhibit(a)(1)(H) of Schedule TO, which exhibit is incorporated herein by reference. Such financial projections were prepared exclusively by the Company and are included in the Schedule TO solely at the request of the Company. Parent and Purchaser expressly disclaim any liability in connection with any false, misleading or inaccurate statements made therein.
      In addition to the Merger Agreement, Purchaser has also entered into a Securities Purchase Agreement, dated as of February 14, 2005 (the “Securities Purchase Agreement”), with General Atlantic Partners 74, L.P., a Delaware limited partnership, General Atlantic Partners 54, L.P., a Delaware limited partnership, GAP Coinvestment Partners II, L.P., a Delaware limited partnership, and GapStar, LLC, a Delaware limited liability company (the “Preferred Holders”), pursuant to which Parent and Purchaser have agreed to (1) purchase the shares of Series F Senior Cumulative Redeemable Preferred Stock, par value $0.000225 per share (“Series F Preferred Stock”), and Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.000225 per share (“Series G Preferred Stock,” and, together with the Series F Preferred Stock, “Preferred Stock”) held by the Preferred Holders, and (2) purchase warrants (“Warrants”) to acquire 1,824,962 Shares held by the Preferred Holders. The Company has two series of preferred stock, the Series F Preferred Stock and the Series G Preferred Stock. The Company has advised Purchaser that, as of the close of business on February 8, 2005, 21,666,669 shares of Series F Preferred Stock were issued and outstanding (convertible into an aggregate of 7,565,355 Shares), and 8,474,576 shares of Series G Preferred Stock were issued and outstanding (convertible into an aggregate of 10,943,868 Shares). The Preferred Holders own (1) all of the shares of Series G Preferred Stock, (2) a total of 17,500,000 shares of Series F Preferred Stock (convertible into an aggregate of 6,114,296 Shares), and (3) Warrants to purchase 1,824,962 Shares. The purchase price to be paid to the Preferred Holders for the above securities pursuant to the Securities Purchase Agreement is $54,136,428.28, subject to adjustment. In addition, the Preferred Holders and affiliates of the Preferred Holders (collectively, the “GAP Entities”) own 1,459,211 Shares, which they have agreed pursuant to a separate Stockholder Agreement with Parent and Purchaser to tender in the Offer. The purchase by Purchaser of the Preferred Stock and the Warrants pursuant to the Securities Purchase Agreement is conditioned upon Purchaser having consummated the Offer pursuant to the terms and conditions of the Merger Agreement. If the Offer is not consummated, then Parent and Purchaser will not purchase the Preferred Stock, Shares or Warrants held by the Preferred Holders pursuant to the Securities Purchase Agreement, and the Merger will not occur.
      The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, together with the Shares into which the

Warrants and shares of Preferred Stock to be acquired by Purchaser pursuant to the Securities Purchase Agreement are exercisable or convertible, represents at least 90% of all of the issued and outstanding Common Stock assuming the exercise of the Warrants and conversion of the Preferred Stock into Common Stock (the “Minimum Condition”); (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (3) no event or circumstance occurring following the date of the Merger Agreement that constitutes a Material Adverse Change (as defined in the Merger Agreement) or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement).The Minimum Condition is not waivable by any party to the Merger Agreement. The Offer is also subject to certain other conditions described in this Offer to Purchase. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 14 — Conditions to the Offer,” which set forth in full the conditions to the Offer.
      The consummation of the Merger is subject to the satisfaction of certain other conditions, including (1) Purchaser accepting for payment and paying for Shares in an amount sufficient to satisfy the Minimum Condition and otherwise pursuant to the Offer; (2) no law, order or injunction having been promulgated, and no other action having been taken, by any governmental entity that has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger; and (3) any waiting period under the HSR Act applicable to the Merger having expired or been terminated. For a more detailed description of the conditions to the Merger, see “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase.
      In addition to the Merger Agreement and the Securities Purchase Agreement, Purchaser has also entered into separate Stockholder Agreements (the “Stockholder Agreements”) with each of (1) International Capital Partners, Inc. Profit Sharing Trust and (2) Sports Capital Partners, LP, Sports Capital Partners (Cayman Islands), LP and Sports Capital Partners CEV, LLC (collectively, the “Other Series F Holders”), pursuant to which the Other Series F Holders have agreed to, among other things, (a) convert their shares of Series F Preferred Stock, if any, into Shares, and (b) tender all Shares beneficially owned by them in the Offer. The Company has advised Purchaser that, as of the close of business on February 8, 2005, the Other Series F Holders collectively owned (i) 4,166,669 shares of Series F Preferred Stock, convertible into an aggregate of 1,451,059 Shares, and (ii) 148,406 Shares.
      Lastly, Purchaser has entered into a Stockholder Agreement with Competiber, S.A., Mr. Ignacio Suárez-Zuloaga, Mr. Ramon Suárez, and Valor XXI SICAV, S.A. (collectively, the “Competiber Group”), pursuant to which the Competiber Group agreed to, among other things, tender all of the Shares beneficially owned by the Competiber Group in the Offer. The Company has advised Purchaser that, as of the close of business on February 8, 2005, the Competiber Group owned 2,535,394 Shares.
      The Company has advised Purchaser that, as of the close of business on February 8, 2005, in addition to the shares of Preferred Stock and the Shares subject to purchase or tender pursuant to the agreements described above, an additional 5,540,512 Shares were issued and outstanding.
      As a result, the Company believes that upon consummation of the Offer and the transactions contemplated by the Securities Purchase Agreement (including the exercise of the Warrants), there will be approximately 30,017,708 Shares issued and outstanding. Therefore, assuming no other change in the outstanding Shares, the Minimum Condition would be satisfied if Purchaser acquired a total of 27,015,938 Shares (assuming conversion of the issued and outstanding Preferred Stock and exercise of Warrants pursuant to the terms of, and the consummation of the transactions contemplated by, the Securities Purchase Agreement and the Stockholder Agreements). Pursuant to the terms of the Securities Purchase Agreement and the Stockholders Agreements, (1) the parties thereto have agreed collectively to tender 5,594,070 Shares in the Offer, and (2) the Preferred Holders have agreed to sell to Purchaser shares of Preferred Stock and Warrants that collectively are convertible into and exercisable for a total of 18,883,126 Shares. As a result, Purchaser must acquire an additional 2,538,742 Shares in the Offer in order to satisfy the Minimum Condition.
      If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment and paid for pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price applicable to such Share will be appropriately adjusted.
      Certain material U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in “Section 5 — Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.
      With the exception of the Minimum Condition, which cannot be waived, we reserve the right to amend or waive any one or more of the other conditions to this Offer, subject to the limitations contained in the Merger Agreement and to the applicable rules and regulations of the SEC.
      This Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
SECTION 1.     TERMS OF THE OFFER; EXPIRATION DATE.
      Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in “Section 4 — Withdrawal Rights” of this Offer to Purchase) on or prior to the expiration date. The term “expiration date” means 5:00 p.m., New York City time, on March 18, 2005, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case expiration date shall mean the latest time and date at which the Offer, as extended by Purchaser, will expire. The consideration offered is $1.10 per Share in cash.
      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth under “Section 14 — Conditions to the Offer” of this Offer to Purchase.
      If by the expiration date any or all of the conditions to the Offer have not been satisfied, Purchaser reserves the right (but Purchaser is not obligated), subject to the applicable rules and regulations of the SEC and subject to the terms of and the limitations set forth in the Merger Agreement, to (1) terminate the Offer and not pay for any Shares and return all tendered Shares to tendering stockholders, (2) waive or reduce all the unsatisfied conditions (except for the Minimum Condition, which cannot be waived) and, subject to any required extension, accept for payment and pay for all Shares validly tendered prior to the expiration date, (3) extend the Offer and, subject to each stockholder’s right to withdraw Shares until the expiration date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (4) amend the Offer.
      Amendment/Extension of the Offer. Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions to the Offer, except that, without the prior written consent of the Company, Purchaser may not change the form of consideration to be paid in the Offer, decrease the Offer Price or the number of Shares sought in the Offer, or impose material conditions to the Offer other than those described in “Section 14 — Conditions to the Offer” of this Offer to Purchase.
      Under no circumstances will interest be paid on the Offer Price for tendered Shares, whether or not the Offer is extended.
      The Merger Agreement provides that if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or be terminated, Purchaser shall extend the Offer from time to time until five business days after the expiration or termination of the waiting period under the HSR Act; provided, however, that Purchaser shall not be required to extend the Offer beyond the date that is twenty days after the initial scheduled expiration date of the Offer. In addition, Purchaser may, without the consent of the Company, extend the Offer, including extensions for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See “Section 4 — Withdrawal Rights” of this Offer to Purchase.
      Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (in accordance with Rule 14e-1(d) under the Exchange Act). Subject to applicable law (including Rules 14d-4(d)(1) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes and disclosed in additional tender offer materials, respectively) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release on a national newswire service. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements — the Merger Agreement” of this Offer to Purchase.
      Subsequent Offering Period. Subject to the applicable rules and regulations of the SEC, Purchaser may, at its sole discretion, elect to provide a “subsequent offering period” after Purchaser has purchased Shares tendered during the Offer of not less than three business days and not more than twenty business days in the aggregate if, among other things, Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures described in “Section 4 — Withdrawal Rights”) prior to the expiration date. NOTE, HOWEVER, THAT SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD MAY NOT BE WITHDRAWN. See “Section 4 — Withdrawal Rights.” Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any subsequent offering period. Any election by Purchaser to include a subsequent offering period may be effected by Purchaser giving oral or written notice of the subsequent offering period to the Depositary. If Purchaser decides to include a subsequent offering period, it will make an announcement to that effect by issuing a press release to a national newswire service, no later than 9:00 a.m., New York City time, on the next business day after the expiration date and will immediately commence the subsequent offering period.
      For purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.
      If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “Section 4 — Withdrawal Rights” of this Offer to Purchase. However, our ability to delay the payment for Shares we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.
      Consequences of Material Changes in the Offer. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer (except for the Minimum Condition, which cannot be waived), Purchaser will extend the Offer and promptly disseminate such material change or waiver to stockholders in a manner reasonably designed to inform them of such material change or waiver and in additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders.
      Mailing of the Offer. The Company has provided Purchaser with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Schedule 14D-9 of the Company is being mailed with this Offer to Purchase.
SECTION 2.     ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and paying for all Shares validly tendered and not withdrawn (as permitted by “Section 4 — Withdrawal Rights of this Offer to Purchase”) promptly after the expiration date. Notwithstanding the immediately preceding sentence, Purchaser expressly reserves the right to extend the Offer, in its sole discretion, subject to the terms of the Merger Agreement. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 15 — Certain Legal Matters and Regulatory Approvals” of this Offer to Purchase. If Purchaser decides to include a subsequent offering period, Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the subsequent offering period. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      In all cases (including during any subsequent offering period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “share certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares”;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined below); and

•	any other documents required under the Letter of Transmittal.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant.
      For purposes of the Offer (including during any subsequent offering period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

      Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment.
      Upon the deposit of all required funds with the Depositary for the purpose of making payments in full to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to Purchaser pursuant to the Offer, except as otherwise provided in the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.
      If Purchaser is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that stockholders tendering such Shares are entitled to do so as described in “Section 4 — Withdrawal Rights” of this Offer to Purchase.
      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if share certificates are submitted evidencing more Shares than are tendered, share certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.
      Although we have no present intention of doing so, if prior to the expiration date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that are purchased in the Offer, whether or not such Shares were tendered prior to the increase in price.
      If we provide a subsequent offering period following the Offer, we will immediately accept and promptly pay for all Shares as they are tendered in the subsequent offering period.
SECTION 3.     PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.
      Valid Tender of Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date. In addition, either (1) the share certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the expiration date or the expiration of the subsequent offering period, if any, or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.
      If you hold Shares in “street name” through a broker, dealer, bank, trust company or other nominee, you must instruct such institution to tender your Shares on your behalf through the Depositary prior to the expiration date.
      The method of delivery of share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date or the expiration of the subsequent offering period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
      Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (1) by a registered holder of Shares who has not completed the box entitled “Special Transfer Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. If a share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on such share certificate or stock powers guaranteed by an Eligible Institution. See the Letter of Transmittal for more information.
      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s share certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that, all the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received prior to the Expiration Date by the Depositary as provided below; and

(3) the share certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.
      The Notice of Guaranteed Delivery described above may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any subsequent offering period.
      Other Requirements. In all cases (including during any subsequent offering period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the share certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s

Message, and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of the Shares, regardless of any extension of the Offer or any delay in mailing such payment.
      Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement (except for the Minimum Condition, which cannot be waived). No tender of Shares will be deemed to have been validly made until all defects or irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
      A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (1) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (2) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.
      The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.
      Appointment as Proxy. By executing the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy thereof), or through delivery of an Agent’s Message, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Purchaser’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the holders of Shares or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately following Purchaser’s payment for such Shares, there must be no proxies granted with respect to, or other restrictions on the exercise of, voting rights with respect to such Shares (or such other Shares and securities), including voting at any meeting of stockholders.
      Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay to the Internal Revenue Service a portion of any payment made pursuant to the Offer. In order to avoid backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each stockholder who is a U.S. citizen or U.S. resident alien must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal (in the case of U.S. shareholders) or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. shareholders).
SECTION 4.     WITHDRAWAL RIGHTS.
      Any tender of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration date, after which time the tender of such Shares becomes irrevocable (unless after April 18, 2005, Purchaser has failed to accept for payment such Shares pursuant to the Offer, in which case, previously tendered Shares may be withdrawn). Once Shares are accepted for payment, such Shares will no longer be able to be withdrawn. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in this “Section 4 — Withdrawal Rights.” However, our ability to delay payment for Shares that we have accepted for payment is limited by the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser provides for a subsequent offering period, Shares tendered during the subsequent offering period may not be withdrawn. See “Section 1 — Terms of the Offer; Expiration Date” of this Offer to Purchase.
      For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.
      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Company or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration date (or during any subsequent offering period) by following one of the procedures described in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase (except Shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).
      The method of delivery of any notice of withdrawal is at the option and risk of the tendering stockholder, and delivery of any notice of withdrawal will be made only when actually received by the Depositary.

SECTION 5.     CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.
      The following is a general discussion of the material U.S. federal income tax considerations relating to the Offer and the Merger to U.S. Holders (as defined below) whose Shares are sold for cash pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations, and published rulings and court decisions, all of which are subject to change, possibly with retroactive effect. We have not requested, and do not intend to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will agree with all of the tax consequences described herein. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their personal investment circumstances, nor does it discuss U.S. federal income tax laws applicable to special classes of taxpayers such as life insurance companies, dealers in securities, tax exempt organizations, banks or other financial institutions, persons that hold Shares as part of a “straddle,” “hedge,” “integrated transaction,” or “conversion transaction,” persons that have a functional currency other than the U.S. dollar, partnerships or other pass-through entities or persons that own Shares through a partnership or other pass-through entity and U.S. expatriates. In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to a particular U.S. Holder. This discussion deals only with U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code.
      As used in this summary, a “U.S. Holder” is a beneficial owner of Shares who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the trust and one or more United States persons has authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY OR MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
      A U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss equal to the difference between (1) the amount of cash received and (2) the U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold for cash pursuant to the Offer or surrendered for cash pursuant to the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares have been held for more than one year at the time of the consummation of the Offer or the Merger, as applicable.
      To avoid the imposition of backup withholding on cash payments received pursuant to the Offer or the Merger, each U.S. Holder must complete and return to the Depositary the certification on the Substitute IRS Form W-9 that will be included as part of the applicable Letter of Transmittal, providing (1) the U.S. Holder’s correct taxpayer identification number (“TIN”) and certain other information, or (2) a basis for an exemption from backup withholding. Certain U.S. Holders (including corporations) are exempt from these backup withholding requirements. If a U.S. Holder does not provide a correct TIN or an adequate basis for exemption, the U.S. Holder may be subject to a backup withholding tax at a 28% rate on the cash payments received pursuant to the Offer or the Merger. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.
SECTION 6.     PRICE RANGE OF SHARES; DIVIDENDS.
      The Common Stock was removed from quotation on the Over-the-Counter Bulletin Board following a notice of noncompliance with SEC filing requirements on February 4, 2003. The Common Stock is currently quoted on the Pink Sheets under the symbol “TIXX.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the Pink Sheets. The Company has paid no dividends on the Shares.
SHARES MARKET DATA

	High	Low

2003:
First Quarter	$0.98	$0.26
Second Quarter	0.65	0.25
Third Quarter	0.62	0.40
Fourth Quarter	0.58	0.37
2004:
First Quarter	$0.68	$0.35
Second Quarter	0.68	0.38
Third Quarter	1.10	0.43
Fourth Quarter	0.90	0.60
2005:
First Quarter (through February 14, 2005)	$0.85	$0.70
      On February 14, 2005, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as reported on the Pink Sheets was $0.85. The 30-day average of the per Share closing price as reported on the Pink Sheets between the dates of January 16, 2005 and February 14, 2005 is $0.78. As compared against:

•	the February 14, 2005 price, the Offer Price represents an increase of $0.25 per Share, or 29.4%, over the February 14, 2005 price.

•	the 30-day average, the Offer Price represents an increase of $0.32 per Share, or 41.0%, over the 30-day average.
Stockholders are urged to obtain a current market quotation for the Shares.
SECTION 7.     CERTAIN INFORMATION CONCERNING THE COMPANY.
      Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company and its advisors contained in this Offer to Purchase has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although Purchaser and Parent have no knowledge that would indicate that any statements contained herein either furnished by the Company or based on such documents and records are untrue, Purchaser and Parent cannot take responsibility for the accuracy or completeness of the information either furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser and Parent.
      General. The Company is a Delaware corporation with its principal executive offices located at 555 Anton Blvd., 12th Floor, Costa Mesa, California 92626. The Company’s telephone number is (714) 327-5400.

      Tickets.com, Inc., established in 1996, is a business-to-business ticketing solutions provider for live events. The Company, with its corporate office in Costa Mesa, California, and other offices around the United States and the world, facilitates the sale of tickets by providing venues and entertainment organizations with proprietary software, retail outlets, kiosks, call centers and an interactive voice response (IVR) systems. Under its ProVenuetm Ticketing Solutions brand, the Company offers five distinct products, as well as Customer Management and Venue Management Features designed to increase ticket sales and build customer relationships.
      The Company builds private label Ticketing Gatewaystm to enable live entertainment organizations with e-commerce distribution platforms. The Company also sells tickets directly to consumers at www.tickets.com, as well as offering related products and services. The Company’s automated ticketing solutions are used by many entertainment organizations such as performing arts centers, professional sports organizations and various stadiums and arenas in the U.S., Canada, Europe, and Australia.
      Available Information. The Company is subject to the informational filing requirements of the Exchange Act. However, the Company has not filed periodic reports under the Exchange Act since its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, due to its inability to prepare additional financial statements compliant with accounting principles generally accepted in the United States (“GAAP”). Moreover, the Company has informed Purchaser that the Enforcement Division of the SEC has instituted an informal inquiry into the Company’s failure to prepare and file such periodic reports. Therefore, the Company is considered a delinquent filer, and as such, its Shares are not traded on any exchange or listed on a national quotation system. Until the Company files all the necessary reports under the Exchange Act, the Shares cannot be traded on an exchange or listed on a national quotation system.
      On February 14, 2005, the Company filed a Current Report on Form 8-K announcing that the audit of its 2003 financial statements had been completed. The Form 8-K included the Company’s consolidated audited financial statements for 2003. The Company has not issued financial statements for the years ended December 31, 2002 or December 31, 2004. In its Form 8-K, the Company represents that it has previously indicated that it intends to restate and have its financial statements reaudited for the year ended December 31, 2001, but now has substantial doubt about whether the restatement and reaudit of the December 31, 2001 financial statements can be accomplished. The audit opinion in the 2003 audit states that the Company has suffered recurring losses from operations which raises substantial doubt regarding the Company’s ability to continue as a going concern. The audited financial statements were filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K. The Form 8-K has been filed as Exhibit (e)10 to the Company’s Schedule 14D-9. The Company has not issued financial information for any period subsequent to December 31, 2003 and has no plans to do so prior to completion of the Offer.
      Notwithstanding the filing of its 2003 audited financial information, the Company will continue to be considered a delinquent SEC filer until all required Exchange Act reports have been filed. The Company has disclosed to Parent and Purchaser that it does not believe that it will be in a position to begin the work necessary to prepare financial statements for 2002 and 2004 until June 2005, at the earliest. The Company has informed Parent and Purchaser that, even assuming an audit of those periods is initiated during the latter half of 2005, there is no current estimate as to when the audits of the 2002 and 2004 financial statements could be completed.
      Exhibits (d)(8) and (d)(9) to the Schedule TO include certain recent performance metrics and financial projections, respectively, prepared and provided to us by the Company. The recent performance metrics are not prepared in accordance with GAAP, contain only unaudited, preliminary data and are not comparable to the Company’s 2003 audited financial statements. The recent performance metrics are not intended to provide an accurate representation of the Company’s financial condition or results of operations on a GAAP basis for the period presented. The financial projections are based on management’s estimates of future performance considering all currently available information and are not necessarily indicative of actual future results. As such, neither the performance metrics nor the financial projections should be relied upon.

      As a result of these circumstances, stockholders are advised:

•	there is no current active trading market for the Shares other than moderate trading on the Pink Sheets;

•	the historical financial information available to stockholders concerning the Company is more limited than that customarily available to stockholders when evaluating transactions such as the Offer and Merger discussed herein; and

•	the published operating results of the Company for 2003 are not necessarily indicative of the Company’s current financial condition and do not reflect the Company’s operating results for 2004.
      The documents filed with the SEC are available for inspection at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website on the internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.
SECTION 8.     CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.
      General. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at c/o MLB Advanced Media, L.P., 75 Ninth Avenue, New York, New York 10011, and its telephone number is (212) 485-3444. Purchaser is a wholly-owned subsidiary of Parent.
      Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent.
      Parent is a Delaware limited partnership. Its principal offices are located at 75 Ninth Avenue, New York, New York 10011, and its telephone number is (212) 485-3444. Parent is the Internet and interactive media company of Major League Baseball, and operates the MLB.com website. Parent is privately held.
      The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and of the general partner of Parent, and certain other information are set forth in Schedule I hereto. None of Parent, Purchaser or, to the best knowledge of such entities, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
      Interest in Securities of the Company. Except as described in this Offer to Purchase (including, without limitation, the transactions contemplated by the Securities Purchase Agreement and the Stockholders Agreements), (1) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (2) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
      Except as described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.
      Except as set forth in this Offer to Purchase, since February 17, 2003, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.
      Except as set forth in this Offer to Purchase, since February 17, 2003, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.
      Southwest Sports Group LLC, the parent company of the Texas Rangers, a Club (as defined below), and which is controlled by Mr. Thomas Hicks, one of the directors of the general partner of Parent, holds outstanding warrants dated September 30, 1999, to purchase 9,723 shares of Common Stock at $18.00 per share. These warrants expire September 30, 2006.
      The Company has disclosed in its Current Report on Form 8-K filed on February 14, 2005, which filed the Company’s 2003 audited consolidated financial statements, that the Company entered into a ticketing agreement with San Francisco Baseball Associates L.P., which is the owner of the San Francisco Giants, a Club, and the China Basin Ballpark Company, an affiliate of the San Francisco Giants, in 1999 which agreement entitled the Company to exclusive ticketing services for San Francisco Giants baseball games, as well as exclusive ticketing rights to both baseball and non-baseball events held at SBC Park. Under the terms of the agreement, the Company issued a non-interest bearing note in the amount of $2 million to the China Basin Ballpark Company, which loan was to be repaid in annual installments over an eight-year period. The Company was also obligated to pay $2 million to the China Basin Ballpark Company for the rights and benefits under the agreement. The $2 million which the Company owed China Basin Ballpark Company was due over an eight-year period and had the legal right of offset against the $2 million loan the Company made to China Basin Ballpark Company. Part of this loan remains outstanding.
      Relationship Between the Company and Parent and Certain Baseball Clubs. Parent is the exclusive rightsholder of the online ticketing rights of each Major League Baseball Club (a “Club”). The Clubs collectively own a controlling interest in MLB Media Holdings, L.P., which owns a controlling interest in Parent.
      In 2000, Parent entered into an agreement with the Company in which the Company became the exclusive online ticketing services provider for Parent and certain Clubs (the “First Agreement”). In 2003, the First Agreement was terminated, and Parent and the Company entered into an agreement in which the Company became a non-exclusive online ticketing services provider for Parent and certain Clubs (the “Second Agreement”). Both the First Agreement and the Second Agreement were negotiated between the parties on an arms length basis.
      In 2003, in connection with the Second Agreement, the Company provided online ticketing services for 20 Clubs. According to the Company’s audited consolidated financial statements for the year ended December 31, 2003 (as disclosed in the Company’s Current Report on Form 8-K filed on February 14, 2005), the approximate amount of revenue to the Company for these services was $11.1 million, along with $362,000 due from Parent included in accounts receivables as of December 31, 2003.
      In 2003-2004, Parent sent the Company notice letters in which Parent alleged material breaches by the Company under the terms of the Second Agreement, including, but not limited to terms relating to the online ticketing services provided by the Company to Parent and the Clubs. The Company disputed and denied these allegations. Subsequent to negotiations between the parties, in April 2004, the Second Agreement was amended to reflect certain resolutions reached between Parent and the Company. The amendment to the Second Agreement provided for Parent to purchase back exclusive online ticketing rights for primary sales of tickets for four of the Clubs that had previously been granted to the Company pursuant to the Second Agreement. In connection with this repurchase of rights in the amendment to the Second Agreement, upon execution Parent paid the Company $1.25 million and Parent issued a promissory note to the Company for $4.2 million. The note is payable in quarterly installments of $250,000, commencing on March 31, 2005 and ending on December 31, 2007, and then in quarterly installments of $300,000 commencing on March 31, 2008 and ending on December 31, 2008.
      Since the date of the Second Agreement, the parties have, from time to time, had disagreements and ongoing discussions regarding performance issues under the Second Agreement.
      In 2004, in connection with the Second Agreement, the Company provided online ticketing services for 15 Clubs, and, as disclosed by the Company to Parent in its Schedule of Performance Metrics (as defined below), the approximate amount of revenue to the Company for these services, inclusive of partial payment for the purchase back of online ticketing rights for the four Clubs, was $8.3 million. Included as Exhibit (d)(8) to the Schedule TO, and incorporated herein by reference, are unaudited and internally prepared unconsolidated balance sheets of the domestic and international operations of the Company as of December 31, 2004, and unaudited and internally prepared consolidated statements of operations and cash flows of the Company for the nine months ended September 30, 2004, neither of which have been reviewed by the Company’s independent auditors (the “Schedule of Performance Metrics”). The Schedule of Performance Metrics was prepared exclusively by the Company and is included in the Schedule TO solely at the request of the Company. Parent and Purchaser expressly disclaim any liability in connection with any false, misleading or inaccurate statements made therein.
      In addition to the ticketing services agreement entered into between the Company and Parent, the Company has also entered into separate ticketing agreements with certain Clubs. In this regard, the Company provided online ticketing services, offline ticketing services and/or ticketing services technology to these Clubs in 2003 and in 2004. Based on disclosures provided by the Company to Parent, in connection with the Second Agreement and these agreements, the approximate amount of total baseball-related revenue to the Company (including both Parent and the Clubs) in 2003 was $18.7 million, and in 2004 was $15.6 million. In several cases, pursuant to the aforementioned agreements, the Company has and/or is providing online ticketing services, offline ticketing services and/or ticketing services technology for certain Clubs whose principal owners are currently directors of the general partner of Parent.
      Relationship Between Parent and Certain Affiliates of the Company. On August 16, 2004, the Company and certain of its executive officers (the “Executives”) entered into Change in Control Bonus Agreements (the “Bonus Agreements”), which collectively call for payments totaling not more than $3,475,334 to be paid by the Company to the Executives upon the occurrence of a Qualifying Acquisition (as that term is defined in the Bonus Agreements). To secure the payment of these bonuses, the Executives and Parent, along with U.S. Bank as escrow agent, have entered into a Change of Control Bonus Escrow Agreement, dated February 14, 2005 (which is attached hereto as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference), which provides that upon the commencement of the Offer, Parent or Purchaser shall deposit at its expense in an escrow account an amount equal to the aggregate sum of the change in control bonuses payable to the Executives. The amounts placed in escrow are not in addition to amounts that may have become due under the Bonus Agreements; rather, the escrowed amounts provide security for the Executives in the event the Company is unable to pay bonus amounts under those agreements. The successful completion of the Merger would constitute a Qualifying Acquisition under the Bonus Agreements.
SECTION 9.     FINANCING OF THE OFFER AND THE MERGER.
      The Offer is not conditioned upon Purchaser or Parent’s ability to finance the purchase of Shares pursuant to the Offer. The funds required by Purchaser to consummate the Offer and the Merger as well as the transactions contemplated by the Securities Purchase Agreement is estimated to be approximately $70 million. Purchaser will obtain such funds from Parent through Parent’s borrowings under its existing $125 million Revolving Credit Facility (as defined below). Currently, no alternative financing arrangements are contemplated.

      On January 28, 2005, Parent entered into an unsecured $125 million revolving credit facility consisting of one sub-facility for letters of credit and one sub-facility for swing line loans (the “Revolving Credit Facility”) with Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, JPMorgan Chase Bank, N.A., as Syndication Agent and others lenders from time to time party thereto. The Revolving Credit Facility is scheduled to mature on January 27, 2010. Purchaser has the right to request that the Revolving Credit Facility be increased by up to $75 million and is prohibited (subject to certain exceptions) from pledging its assets or partnership interests. The proceeds of the Revolving Credit Facility may be used to acquire the Company, for other acquisitions and for the general corporate purposes of the Parent.
      As of February 16, 2005, Parent had approximately $115.5 million available under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility will bear interest, at Parent’s option, at a rate equal to (1) the Eurodollar Rate plus an applicable margin (based on the ratio of certain debt to EBITDA and ranging from 0.375% to 1.25%) or (2) a Base Rate at the higher of the federal funds rate plus 0.5% or the prime rate. In addition, Parent will pay a commitment fee on the unused portion of the Revolving Credit Facility (based on the ratio of debt to EBITDA and ranging from 0.150% to 0.300%).
SECTION 10.     BACKGROUND OF THE OFFER AND CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT; OTHER AGREEMENTS.
                  GENERAL BACKGROUND OF THE OFFER AND CONTACTS WITH THE COMPANY
      Our recollection of events leading to negotiations is as follows:
      Parent and the Company have had a commercial relationship since 2000 described more fully in “Section 8 — Certain Information Concerning Purchaser and Parent — Relationship Between the Company and Parent and Certain Baseball Clubs” of the Offer to Purchase.
      During the Spring of 2004, preliminary discussions occurred between Parent and the Company regarding a possible acquisition of the Company by Parent. However, these preliminary discussions did not lead to an acquisition proposal from Parent or any acquisition agreement between the parties.
      On or about June 18, 2004, Parent and the Company entered into a nondisclosure agreement, later amended on September 16, 2004 (the “Confidentiality Agreement”).
      On July 30, 2004, Ronald Bension, the Company’s Chief Executive Officer, Christian O. Henry, the Company’s Chief Financial Officer, and representatives from Perseus met with Robert Bowman, Chief Executive Officer of Parent, and other representatives from Parent, representatives from Foley & Lardner LLP (“Foley”), counsel to Parent, and representatives from JP Morgan Chase, financial advisors to Parent, at JP Morgan Chase’s offices in New York, NY. The purposes of the meeting were to provide Parent with an update on the Company’s business and reopen discussions of a potential transaction. The participants also discussed possible structures for the transaction given the delinquent SEC filing status of the Company and private-company status of MLBAM. The meeting ended with agreement from all parties to move forward with exploring a potential acquisition of the Company by Parent.
      During August 2004, Parent performed preliminary due diligence on the Company at its offices in Costa Mesa, California.
      On August 20, 2004 Parent delivered to the Company a non-binding preliminary indication of interest pursuant to which Parent would purchase all of the outstanding capital stock of the Company for an aggregate purchase price of between $55 million and $65 million.
      In late August – early September 2004, negotiations between the Company and Parent took place regarding the terms of the non-binding preliminary indication of interest.
      On September 9, 2004, Parent presented the Company and General Atlantic Partners, LLC (“GAP LLC”), an entity related to the Preferred Holders, with a preliminary indication of interest letter requesting an exclusive negotiation right for a 28-day period. In accordance with the indication of interest letter, the transaction contemplated purchasing the Series F Preferred Stock and Series G Preferred Stock for a price to be agreed upon by the Preferred Holders and Parent. It also contemplated a tender offer for all of the issued and outstanding Shares of the Company by Parent or an affiliated entity for a price to be agreed upon by Parent and the Company. The preliminary offer price for “all of the capital stock of the Company” was $72.5 million. Several contingencies were included in the document including: approval of the board of directors of the general partner of Parent, the successful negotiation of a definitive purchase agreement, due diligence, and SEC approval. The negotiation process was subject to confidentiality restrictions.
      Between September and October 2004, Parent performed due diligence on the Company, and representatives from Foley and Bryan Cave LLP (“Bryan Cave”), counsel to the Special Committee of the Company, continued to explore potential transaction structures.
      In early October 2004, a conference call took place among representatives from the Company, Parent, GAP LLC, Foley, JP Morgan Chase, Bryan Cave and Perseus to discuss extension of the exclusivity period as well as Parent’s position as to a final purchase price and its request that certain holders of Preferred Stock of the Company assume specific indemnity obligations with respect to the transaction. Parent requested the extension of the exclusivity period (1) to complete due diligence and, (2) because a structure for the transaction had not yet been fully developed. On the call, representatives from the Company as well as GAP LLC requested that Parent put in writing the transaction structures currently being contemplated. The call resulted in the parties agreeing to extend the exclusivity period to October 31, 2004, subject to approval by the Special Committee.
      On October 11, 2004, the Company, Parent and GAP LLC executed a letter extending the exclusivity period to October 31, 2004. The letter stated that the parties would continue to discuss purchase price as well as indemnification by the holders of Preferred Stock. The letter also referenced two different proposals to be discussed with the SEC in light of the Company’s delinquent filing status: (1) a proposed merger structure, and (2) a proposed tender offer structure.
      The exclusivity period expired on October 31, 2004. Between November and December 2004, the parties continued their negotiation of transaction terms and the terms of the draft definitive agreements. The parties, through their counsel, also conducted discussions with the staff of the SEC concerning certain structural elements of the transaction in light of the Company’s delinquent SEC filing status.
      The Company has advised Parent that during January and February 2005, its Special Committee, along with representatives of Bryan Cave, Perseus and Houlihan, as applicable, met numerous times to review the status of the acquisition discussions with Parent and Purchaser and to discuss the fairness of the transaction to the Company’s holders of Common Stock from a financial point of view. The oral opinions of Perseus and Houlihan were confirmed in two opinion letters, each dated February 14, 2005.
      The Perseus opinion and the Houlihan opinion are not a recommendation to any stockholder of the Company to tender their Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter and should not be relied upon by the Company stockholders as such. The above reference to the Perseus opinion and Houlihan opinion is qualified in its entirety by reference to the full text of the two opinions, attached as Annex A and Annex B to the Schedule 14D-9 filed by the Company, which should be read carefully and in their entirety.
      The parties have, in recent weeks, been engaged in the preparation of the appropriate transaction documents.
      The Merger Agreement was signed after close of business on February 14, 2005, and the transaction was publicly announced the following day.
THE MERGER AGREEMENT
      The following is a summary of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places set forth in “Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.
      The Offer. The Merger Agreement provides that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (1) the satisfaction of the conditions contained in Annex I to the Merger Agreement that are described in “Section 14 — Conditions to the Offer” (which conditions are for the sole benefit of Parent and Purchaser and can be waived by Parent or Purchaser in their sole discretion), and (2) the satisfaction of the condition contained in Annex II to the Merger Agreement that is described in “Section 14 — Conditions to the Offer” (which Minimum Condition cannot be waived by any party).
      Parent and Purchaser have the right to modify certain terms and conditions to the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date. However, without the prior written consent of the Company, Purchaser cannot (1) decrease the Offer Price or change the form of consideration payable in the Offer (other than by adding consideration), (2) seek to purchase less than all outstanding Shares, or (3) impose material conditions to the Offer in addition to those set forth in Annex I to the Merger Agreement that are described in “Section 14 — Conditions to the Offer” of this Offer to Purchase.
      The Merger Agreement further provides that if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or be terminated, Purchaser shall extend the Offer from time to time until five business days after the expiration or termination of the waiting period under the HSR Act. However, Purchaser is not required to extend the Offer beyond the date that is twenty days after the initial scheduled expiration date of the Offer. In addition, Parent and Purchaser may, in their sole discretion, elect to provide for a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.
      The Merger. The Merger Agreement provides that, following the satisfaction of the conditions to the Merger described below under the caption “Conditions to the Merger,” at the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into the Company in accordance with the applicable provisions of the DGCL, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of Purchaser will cease.
      Certificate of Incorporation and Bylaws. The Merger Agreement provides that upon consummation of the Merger, the Certificate of Incorporation of Purchaser and the Bylaws of Purchaser, each as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation. In addition, upon consummation of the Merger, the Surviving Corporation will be named “Tickets.com, Inc.”
      Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.
      Conversion of Shares. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time, other than (1) any Share held in the treasury of the Company or owned by any subsidiary of Company and each Share owned by Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time and, (2) any Dissenting Shares (as defined below), will be canceled and be converted into the right to receive the Offer Price in cash payable to the holder thereof, without interest (the “Merger Consideration”), upon surrender of the certificate representing such Share, less any withholding taxes. The Shares described in clause (1) above will be canceled and no payment or other consideration shall be made with respect thereto. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.
      Dissenting Shares. Notwithstanding any provision of the Merger Agreement to the contrary, but only to the extent required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and held by any stockholder who has not voted in favor of or consented to the Merger and who demands appraisal of his or her Shares pursuant to the DGCL and complies with all the provisions of the DGCL concerning the right of holders of Shares to demand appraisal of their Shares in connection with the Merger shall not be converted into the right to receive the Merger Consideration, but shall become the right to receive such cash consideration as may be determined to be due to such stockholder as provided in the DGCL (“Dissenting Shares”). If, however, such stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to the DGCL, his or her Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates representing such Shares. See “Section 11 — Purpose of the Offer; Plans for the Company After the Offer and Merger — Dissenters’ Rights of this Offer to Purchase.”
      Company Stock Options. Subject to Sections 2.09(b) through (j) of the Merger Agreement, prior to the Effective Time, the Company shall adopt appropriate resolutions to provide for the termination or cancellation, as applicable, effective as of the Effective Time, of all stock options for the issuance or grant of any interest in respect of the capital stock of the Company or any Company Subsidiary (collectively, other than the D&O Options, TicketsLive Options, In-the-Money Options or Warrants, as those capitalized terms are defined below, the “Options”), and stock option plans or any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any Company Subsidiary (the “Stock Plans”), other than the outstanding warrants to purchase an aggregate of 1,838,618 shares of Common Stock (“Warrants”). Subject to Sections 2.09(b) through (j) of the Merger Agreement, immediately prior to the Effective Time, each such Option (whether vested or unvested) shall no longer be exercisable and shall be cancelled or terminated without any payment therefor.
      Section 2.09(b) of the Merger Agreement provides that the Company has entered into agreements with certain of its directors and senior officers which provide for all outstanding options to acquire an aggregate of 704,859 shares of the Common Stock held by such directors and officers will automatically be cancelled and terminated without any payment therefor (the “D&O Options”).
      Section 2.09(c) of the Merger Agreement provides for the conversion of the TicketsLive Options into the right to receive a cash payment from the Company (subject to any applicable withholding taxes) equal to the product of (i) the total number of shares of Common Stock subject to each such TicketsLive Option multiplied by (ii) $0.10, without payment to the Company of the exercise price under such TicketsLive Option (the “TicketsLive Option Cash Payment(s)”). The Company’s obligations with respect to the payment of the TicketsLive Option Cash Payments shall be conditioned on consummation of the Merger at the Effective Time.
      Section 2.09(d) of the Merger Agreement provides that, except with respect to any D&O Options or TicketsLive Options, prior to the Effective Time, the Company shall adopt appropriate resolutions and take all other actions necessary to provide for the automatic acceleration of vesting and the conversion, effective at the Effective Time, of any options to acquire shares of Common Stock with an exercise price that is less than the Offer Price, both vested and unvested, and which are outstanding at the time of the commencement of the Offer (“In-the-Money Option(s)”), into the right, in full settlement thereof, to receive a payment in cash by Company (subject to any applicable withholding taxes), equal to the product of (1) the total number of shares of Common Stock subject to such In-the-Money Options and (2) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such In-the-Money Options (such amounts payable hereunder being referred to as the “In-the-Money Option Cash Payment(s)”), without payment to the Company of the exercise price under such In-the-Money Options. The Company’s obligations with respect to the payment of the In-the-Money Option Cash Payments are conditioned on consummation of the Merger at the Effective Time.
      Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company’s business, financial statements, products liability, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, regulatory matters, taxes, material contracts, insurance and brokers.

      Covenants. The Merger Agreement provides that commencing at the later to occur of the Closing Date or the Effective Time, Parent or Purchaser will provide at its expense, or will cause the Surviving Corporation to provide at its own expense, all change in control bonuses, severance and supplemental retirement account payments or credits to the Company management in accordance with the terms and conditions of the agreements between the Company and Company management set forth on the schedules to the Merger Agreement. To secure Surviving Corporation’s obligations under the Executive Restated Change in Control Bonus Letters dated February 9, 2005, entered into between the Company and Company management, Parent and Company management have agreed that upon the commencement of the Offer, Parent or Purchaser will deposit in an escrow account $3,475,334, which amount equals the aggregate sum of the change in control bonuses payable to Company management.
      The Merger Agreement also provides that, except as otherwise expressly permitted under the Merger Agreement or otherwise with the prior written consent of Parent, during the period from the date of the Merger Agreement through the Effective Time, the Company will (1) carry on its respective businesses in the ordinary course consistent with past practice, (2) use commercially reasonable efforts to preserve intact its current business organizations and keep available the services of its current officers and employees, (3) use commercially reasonable efforts to preserve its relationships with principal customers, suppliers and other parties with which it has business dealings and (4) comply in all material respects with all laws applicable to it or any of its properties, assets or business. Without limiting the generality of the foregoing, the Company must not, prior to the Effective Time, take or commit to take any of the following actions without the prior written consent of Parent:

•	amend or change its Certificate of Incorporation or Bylaws;

•	sell, pledge or encumber any stock owned by the Company in any of its subsidiaries;

•	issue, reissue, sell, or authorize the issuance, reissuance or sale of any shares of capital stock of any class, or any bonds, debentures, notes or other indebtedness of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or any bonds, debentures, notes, or any other indebtedness, or any other ownership interest (including, but not limited to, stock appreciation rights, phantom stock or stock-based performance units) of the Company or any subsidiary, or make any other changes in its capital structure;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions by any wholly owned subsidiary to its parent);

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any subsidiary or any securities convertible into or exercisable for any such shares of its capital stock or securities, other than pursuant to Options outstanding as of the date of the Merger Agreement;

•	acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

•	incur any indebtedness for borrowed money (including by issuance of debt securities) other than borrowings in the ordinary course of business under the Company’s existing credit facility or issue any debt securities or warrants or other rights to acquire any debt securities of the Company or subsidiary, or assume, guarantee or endorse (other than for collection or deposit in the ordinary course of business), or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances or make any capital contributions to, or investments in, any other person;

•	enter into, or modify, amend or terminate, any material contract other than in the ordinary course of business;

•	except as set forth in Schedule 5.02(ix) of the Merger Agreement, (which Schedule includes the Company’s budget of all expenditures for a period of sixty days from the date of the Merger Agreement and, among other things, includes no more than $230,000 in bonuses paid to management), authorize or make any expenditures without the consent of Parent;

•	(1) increase the compensation or fringe benefits of any of its directors, officers or employees, except as required by contractual obligations existing as of the date of the Merger Agreement (2) grant any increase in severance or termination pay not currently required to be paid under existing severance plans or contracts to any director, officer or other employee of the Company or any subsidiary, including without limitation any increase as a result of promotion, (3) enter into any employment, consulting or severance agreement or arrangement, including any arrangement to provide post-retirement medical or life insurance benefits, with any present or former director, officer or other employee of the Company or any subsidiary, or (4) except as is required by law, establish, adopt, enter into or amend or terminate, or take any action to accelerate any rights or benefits under, or make any material determination not in the ordinary course of business consistent with past practice under, any collective bargaining agreement, or employee benefit arrangement;

•	except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting methods, practices or principles used by it;

•	except as may be required to comply with a change in law, make any material tax election, make or change any method of accounting with respect to taxes, file any amended tax returns that may have a material adverse effect or settle or compromise any material federal, state, local or foreign tax liability or refund;

•	except for any litigation described in the Merger Agreement, settle or compromise any pending suit, action, audit or claim (1) against the Company or any subsidiary by any governmental entity, or (2) which is material to the Company and its subsidiaries, taken as a whole, or which relates to the transactions contemplated by the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any subsidiary (other than the Merger);

•	except for any litigation described in the Merger Agreement, (1) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (a) in the ordinary course of business and consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements of the Company included in any report required to be filed under the Exchange Act filed prior to the date of the Merger Agreement or (b) of liabilities incurred in the ordinary course of business and consistent with past practice, (2) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, or (3) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any subsidiary is a party;

•	sell, lease (as lessor), license or otherwise dispose of or subject to any lien or encumbrance any properties or assets, except sales of excess or obsolete assets or properties in the ordinary course consistent with past practice;

•	take, or propose to take, or agree to take in writing or otherwise, any of the actions described herein, any action which would cause any representation or warranty in the Merger Agreement to become untrue or incorrect or any action which would result in any of the conditions set forth in Annex I to the Merger Agreement not being satisfied; or

•	undertake any restructuring of the Company’s organization or operations outside of the normal course of business.

      Except as allowed under the Merger Agreement, the Company has agreed that, without the consent of Parent, none of the Board of Directors nor any committee thereof, including, but not limited to the Compensation Committee of the Board of Directors, nor any authorized member of management of the Company shall approve or authorize payment for any compensation matter, including, but not limited to any bonus or similar payment, whether pursuant to any existing agreement, plan, arrangement or otherwise. Notwithstanding the foregoing, at any time on or after April 14, 2005, but not later than June 30, 2005, the Compensation Committee of the Board of Directors (as then constituted), shall meet to consider awarding certain management bonuses that are otherwise not provided for pursuant to the Merger Agreement.
      No Solicitation. Until the Merger Agreement has been terminated in accordance with its provisions, (and the payments, if any, required to be made in connection with such termination pursuant to the Merger Agreement have been made), the Company shall not, and shall not permit any of its affiliates to, and shall use commercially reasonable efforts to cause its and its affiliates’ officers, directors, employees, consultants, representatives and other agents, including, but not limited to, investment bankers, attorneys and accountants (collectively, the “Representatives”), not to, directly or indirectly, (1) knowingly encourage, solicit, initiate or encourage the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal (including, without limitation, by taking any action that would make Section 203 of the DGCL inapplicable to an Acquisition Proposal), (2) participate in any way in discussions or negotiations with, or furnish or disclose any nonpublic information to, any third-party (other than Parent or Purchaser) in connection with any Acquisition Proposal, (3) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser the approval and/or recommendation of the Offer, the Merger or the Merger Agreement, (4) approve or recommend, or propose to approve or recommend any Acquisition Proposal or (5) enter into any agreement, letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal; provided, however, that this shall not prohibit the Company or the Representatives from:

(a) participating in discussions or negotiations with, or furnishing or disclosing nonpublic information to, any third-party in response to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Company by such third-party after the date of the Merger Agreement and prior to the date any Shares are accepted for payment pursuant to the Offer (and not withdrawn) if (i) none of the Company, any of its Affiliates or any of the Representatives shall have violated any of the provisions of the Merger Agreement with respect to solicitation, (ii) a majority of the members of the Special Committee determines in good faith that such Acquisition Proposal is reasonably likely to constitute a Superior Proposal, (iii) after consultation with its outside counsel, the Special Committee determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; (iv) at least two business days prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such third-party, the Company gives Parent written notice of the Company’s intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such third-party (without identifying such third-party), and the Company receives from such third-party an executed confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement, dated on or about June 18, 2004, and amended on or about September 16, 2004, between Parent and the Company, and (v) at least two business days prior to furnishing or disclosing any nonpublic information to such third-party, the Company furnishes such information to Parent (to the extent such information has not been previously delivered or made available by the Company to Parent) except for the identification of such third-party or any information that might reasonably enable the identification of such third-party; or

(b) approving or recommending, or entering into (and in connection therewith, withdrawing or modifying the approval and/or recommendation of the Offer, the Merger and the Merger Agreement) a definitive agreement with respect to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Company after the date of the Merger Agreement and prior to the date any Shares are accepted for payment pursuant to the Offer (and not withdrawn) if (i) none of the Company, any of its affiliates or any of the Representatives have violated any of the provisions of the Merger Agreement with respect to solicitation, (ii) the Company provides Parent with written notice at least five business days prior to any meeting of the Special Committee at which the Special Committee will consider whether such Acquisition Proposal constitutes a Superior Proposal, during which five-business day period the Company shall cause its financial and legal advisors to negotiate in good faith with Parent in an effort to make such adjustments in the terms and conditions of the Merger Agreement as would enable the

Company to proceed with the transactions contemplated herein on such adjusted terms, (iii) Notwithstanding such negotiations and adjustments pursuant to clause (ii) above, the Special Committee makes the determination necessary for such Acquisition Proposal to constitute a Superior Proposal, (iv) after consultation with its outside counsel, the Special Committee determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (v) the Company does not approve or recommend or enter into a definitive agreement with respect to such Acquisition Proposal at any time before the day that is the fifth business day after Parent receives written notice from the Company stating that the Special Committee has determined such Acquisition Proposal constitutes a Superior Proposal, and (vi) simultaneously with the earlier of the approval or recommendation of, or execution of a definitive agreement with respect to, any such Superior Proposal, the Company makes the payments required to be made pursuant to the Merger Agreement.

      In addition to the obligations of the Company set forth above, on the date of receipt thereof, the Company shall advise Parent of any request for information or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation (but not the identity of any potential acquiror or party to the Acquisition Proposal or any information that might reasonably enable the identification of such party). The Company shall keep Parent fully informed of the status and general progress (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Parent fully informed as to the details of any information requested of or provided by Company and as to the details of all discussions or negotiations (but not the identity of any potential acquiror or party to the Acquisition Proposal). The Company shall promptly provide to Parent any nonpublic information the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent (but not the identity of any potential acquiror or party to the Acquisition Proposal).
      As of the date of the Merger Agreement, the Company, its affiliates and the Representatives shall have ceased any discussions or negotiations, if any, with any other parties that may have been ongoing with respect to any Acquisition Proposal.
      For these purposes, “Acquisition Proposal” shall mean any proposal or offer from any third-party (in each case, whether or not in writing and whether or not delivered to the stockholders of the Company generally) relating to (1) any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its Company Subsidiaries or of over 15% of any class of equity securities of the Company or any of its Company Subsidiaries, (2) any tender offer or exchange offer that, if consummated, would result in any third-party beneficially owning 15% or more of any class of equity securities of the Company or any of its Company Subsidiaries, (3) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Company Subsidiaries or (4) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.
      For these purposes, “Superior Proposal” shall mean an Acquisition Proposal which the Special Committee in good faith determines (based on such matters as it deems relevant, including the advice of its financial advisors and outside counsel), would, if consummated, result in a transaction that is more favorable to the stockholders of the Company (in their capacities as stockholders) than the transactions contemplated hereby (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise).
      Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that, regardless of whether the Merger becomes effective, the Company has agreed to indemnify and hold harmless and shall pay expenses to the present and former directors and officers of the Company (each an “Indemnified Person”), in respect of acts or omissions by any of them in their capacities as such occurring at or prior to the latter of the Closing or the Effective Time (collectively, the “Indemnified Losses”) to the fullest extent permissible under applicable law and under the Certificate of Incorporation and the Bylaws of the Company for a period of seven years and one business day after the date of the Merger Agreement. Parent agrees that for seven years and one business day after the date of the Merger Agreement, the bylaws of the Surviving Corporation shall provide that the Surviving Corporation shall indemnify and hold harmless, and shall pay expenses to, the Indemnified Persons, in respect of Indemnified Losses to the fullest extent permissible under applicable law and, in any event, on terms no less favorable than the terms of the Certificate of Incorporation and the Bylaws of the Company in effect immediately prior thereto. In addition, Parent shall cause the Surviving Corporation to honor, assume and perform the obligations of the Company in the pace and stead of the Company under any and all indemnification agreements between the Company and any such Indemnified Persons in existence on the date of the Merger. Parent and Purchaser further agree that commencing at the latter to occur of the Closing or the Effective Time and for six years and one business day after the latter to occur of the Closing or the Effective Time, Parent, Purchaser or Surviving Corporation shall obtain and provide at its expense, officers’ and directors’ liability insurance or officers’ and directors’ liability tail insurance policies with respect to acts or omissions occurring prior to the latter to occur of the Closing or the Effective Time covering each Indemnified Person on terms with respect to coverage and amount (including with respect to the payment of attorney’s fees) no less favorable than those of the Company’s policies in effect or bound on the date of the Merger Agreement; provided that, Parent, Purchaser or Surviving Corporation shall be required only to expend up to $787,000 in additional aggregate premiums to obtain such insurance.
      Conditions to the Merger. Pursuant to the Merger Agreement, the parties’ obligations to consummate the Merger are subject to the satisfaction of the following conditions:

•	Purchaser shall have made, or caused to be made, the Offer and shall have accepted for payment and paid for Shares in an amount sufficient to satisfy the Minimum Condition and otherwise pursuant to the Offer;

•	no law, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any governmental entity that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger; and

•	any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or be terminated.
      Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time (with any termination by Parent also being an effective termination by Purchaser):

(1) by the mutual written consent of Parent and the Company, by action of their respective general partners and Special Committee;

(2) by either of Parent or the Company if any applicable law shall have been promulgated that prohibits the consummation of the Offer or the Merger or if any governmental entity shall have issued a final, non-appealable order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement;

(3) by either of Parent or the Company if the Offer is terminated or withdrawn pursuant to its terms (including pursuant to the Offer Conditions set forth herein) or the Offer shall have expired without Purchaser having purchased any Shares pursuant thereto; provided, however, that neither party may terminate the Merger Agreement if such party shall have materially breached the Merger Agreement;

(4) by the Company (a) if the Special Committee shall have approved and/or recommended, as applicable, or the Company shall have executed or entered into a definitive agreement with respect to, a Superior Proposal; provided, however, that such termination shall not be effective until the Company has made the payments required by the Merger Agreement (see below); or (b) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer; provided, however, that the Company may not terminate the Merger Agreement if such failure to have commenced the Offer shall have been caused by the Company’s failure to perform any of its obligations under the Merger Agreement;

(5) by Parent if any of the following have occurred: (a) the Company, any of its Affiliates or any of the Representatives violates in any material respect any of the provisions of the Merger Agreement with respect to solicitation; (b) the Special Committee recommends to the Company’s stockholders any Acquisition Proposal or Superior Proposal; (c) the Company enters into any agreement, letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal or Superior Proposal; (d) the Company’s board of directors or any committee thereof (i) shall have withdrawn, or modified or changed, or publicly proposed to withdraw, modify or change, in a manner adverse to Parent or Purchaser its approval and/or recommendation of the Offer, the Merger Agreement or the Merger or shall have approved and/or recommended, as applicable, or publicly proposed to approve or recommend an Acquisition Proposal, or (ii) fails to reaffirm publicly and unconditionally its recommendation to the Company’s stockholders that they tender their Shares in the Offer, which public reaffirmation must be made within five business days after Parent’s written request to do so (which request may be made at any time that an Acquisition Proposal is pending and not withdrawn); (e) an Acquisition Proposal is publicly announced and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced; or

(6) by Parent or the Company in the event the Merger shall not have occurred on or before the later of 90 days following the commencement of the Offer or May 15, 2005, or such other date as Parent and the Company shall agree upon in writing; provided, however, that if the party seeking termination is in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, then that party may not terminate the Merger Agreement.
      Termination Fees and Expenses. If (1) the Company terminates the Merger Agreement pursuant to clause (4)(a) above, (2) Parent or Purchaser terminates the Merger Agreement pursuant to clause (5) above, or (3) the Company, Parent or Purchaser terminate the Merger Agreement pursuant to clause (3) above, and in the case of such a termination pursuant to clause (3) above (a) at any time after the date of the Merger Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the stockholders of the Company generally and (b) prior to the six month anniversary of such termination, the Company shall enter into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, then the Company shall, in the case of clause (1), simultaneously with the earlier of the approval or recommendation of, or the execution of a definitive agreement, with respect to a Superior Proposal, in the case of clause (2), not later than one business day following such termination, or in the case of clause (3) not later than one business day following the entering into of a definitive agreement with respect to, or the consummation of, an Acquisition Proposal prior to the six month anniversary of such termination, as applicable, pay to Parent in immediately available funds an amount equal to $2,500,000.
      Effect of Termination. In the event of the termination of the Merger Agreement, the Merger Agreement will become void and of no effect, except that Sections 7.02 (termination fees and expenses discussed above) and 8.02 (attorneys’ fees and costs in the event of dispute) of the Merger Agreement shall survive any termination.
THE SECURITIES PURCHASE AGREEMENT
      The following is a summary of the Securities Purchase Agreement. This summary is qualified in its entirety by reference to the Securities Purchase Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Securities Purchase Agreement. The Securities Purchase Agreement may be examined and copies may be obtained at the places set forth in “Section 7 — Certain Information Concerning the Company.”
      Purchase and Sale of the Securities. Pursuant to the Securities Purchase Agreement, Purchaser has agreed to purchase the shares of Series F Preferred Stock and Series G Preferred Stock held by the Sellers, as well as Warrants to purchase 1,824,962 shares of Common Stock held by the Sellers. The Sellers collectively own (1) 8,474,576 shares of Series G Preferred Stock (convertible into an aggregate of 10,943,868 shares),

(2) a total of 17,500,000 shares of Series F Preferred Stock (convertible into an aggregate of 6,114,296 Shares), and (3) Warrants to purchase 1,824,962 shares of Common Stock. The effectiveness of the Securities Purchase Agreement is conditioned, however, upon Purchaser having consummated the Offer pursuant to the terms and conditions of the Merger Agreement.
      Purchase Price. Under the Securities Purchase Agreement, the purchase price for the shares of Series F Preferred Stock is $2,481,268.82, the purchase price for the Series G Preferred Stock is $51,655,059.45 and the purchase price for the Warrants is $100.00 (together, the “Purchase Price”), subject to adjustment as provided below.
      Escrow. At the Closing, Purchaser will pay to U.S. Bank, N.A. as escrow agent, an amount equal to $5,000,000 of the Purchase Price to be held in accordance with the terms of an escrow agreement to secure the payment of all claims for indemnification and purchase price adjustments made by the Purchaser and other indemnified parties pursuant to the provisions of the Securities Purchase Agreement.
      Adjustment of the Purchase Price. The Securities Purchase Agreement provides that, if the Merger Agreement is consummated at any time within two years of the execution of the Securities Purchase Agreement, and if:

(1) (a) it is determined by Purchaser, acting in good faith, that the Securities, on an as-converted and an as-exercised basis, as of the effective date of the Securities Purchase Agreement, comprise less than 60.65% of the Common Stock Equivalents, and (b) the Public Portion based upon such number of Common Stock Equivalents exceeds $12,377,141.04 (the “Common Target Amount,” and the excess of the Public Portion over the Common Target Amount is hereinafter referred to as the “Excess Amount”), the Purchase Price shall be reduced by the Excess Amount (the “Purchase Price Decrease”); provided, however, that such Purchase Price Decrease shall not be payable unless and until such Excess Amount reaches $100,000, and then only to the extent of such excess, and in no event shall the Purchase Price Decrease exceed $2,000,000; or

(2) (a) it is determined by Sellers, acting in good faith, that the Securities, on an as-converted and an as-exercised basis, as of the effective date of the Securities Purchase Agreement, comprise more than 60.65% of the Common Stock Equivalents, and (b) if the Common Target Amount exceeds the Public Portion based upon such number of Common Stock Equivalents (such excess amount, the “Shortfall”), the Purchase Price shall be increased by the amount of the Shortfall (the “Purchase Price Increase”); provided, however, that such Purchase Price Increase shall not be payable unless and until such Shortfall reaches $100,000, and then only to the extent of such excess, and in no event shall the Purchase Price Increase exceed $2,000,000.
      Any Purchase Price adjustment pursuant to this section is subject to dispute by the other party, provided such disputing party submits written notice within 20 calendar days following receipt of the notice of the Purchase Price adjustment.
      Representations and Warranties. The Securities Purchase Agreement provides for each of Purchaser, Parent, and the Sellers to make standard representations and warranties with respect to, among other things, their ability to enter into the Securities Purchase Agreement and, in the case of the Sellers, their title to the securities being sold.
      Covenants. Each Seller agrees, severally and not jointly, that it will not, among other things: (1) solicit or furnish any information to, commence or conduct presently ongoing negotiations with, or enter into any contract with, any person or entity other than Parent and Purchaser relating to an Acquisition Proposal; (2) transfer or attempt to transfer any of such Seller’s Securities except to Purchaser pursuant to the Securities Purchase Agreement; (3) exercise any Warrants in whole or in part; and (4) convert or attempt to convert any of its shares of Preferred Stock. The Securities Purchase Agreement also provides that the Sellers will sign an amendment to an existing registration rights agreement to terminate such agreement effective upon the consummation of the Offer, and each Seller has agreed to deliver a general release to Parent and Purchaser releasing Parent, Purchaser and the Company and its affiliates from certain claims prior to the Closing Date.

      Post-Closing Indemnification Requirements. The Securities Purchase Agreement provides that, for seven years and one business day after the Closing, the Company’s Certificate of Incorporation and its Bylaws shall provide that the Company shall indemnify and hold harmless each of the Indemnified Persons, in respect of any Indemnified Losses to the fullest extent permissible under Law and, in any event, on terms no less favorable than the terms of the Certificate of Incorporation and the Bylaws of the Company in effect immediately prior to the Closing. In addition, Parent and Purchaser agree that commencing on the Closing Date and for six years and one business day after the Closing Date, Parent or Purchaser shall obtain, or cause the Company to obtain and provide at its expense, officers’ and directors’ liability insurance policies or officers’ and directors’ liability trial insurance policies with respect to acts or omissions occurring prior to the Closing Date covering each Indemnified Person on terms with respect to coverage and amount (including with respect to the payment of attorney’s fees) no less favorable than those of the Company’s policies in effect on the date immediately preceding the Closing; except that Parent and Purchaser shall not be required to pay in excess of $787,500 in additional aggregate premiums to obtain such tail insurance.
      Nondisclosure. The Securities Purchase Agreement provides that the Sellers will maintain all Confidential Information in strict confidence and secrecy, and shall not, at any time subsequent to the Closing, directly or indirectly, (1) use any Confidential Information for any purpose; (2) disclose any Confidential Information to any person or entity other than Parent, Purchaser or their Affiliates; or (3) assist any other person or entity in engaging in the foregoing, except to the extent necessary to comply with the express terms of any written agreement between Seller and Parent, Purchaser or any of their Affiliates. Notwithstanding the previous sentence, if any Seller is required to disclose any Confidential Information at any time after the Closing, then such Seller shall provide Purchaser with prompt written notice of such requirement to enable Purchaser to seek an appropriate protective order or other remedy and to consult with the disclosing Party with respect to steps by Seller to resist or narrow the scope of such request or legal process.
      Commercially Reasonable Efforts to Consummate Merger. The Securities Purchase Agreement provides that each of Parent and Purchaser will use its commercially reasonable efforts to take all steps necessary to enter into the Merger Agreement; provided, however, that “commercially reasonable efforts” shall not include taking or proposing to take any action that may (1) violate any applicable Laws; (2) contravene any guidance or requirements of the SEC; or (3) increase the cost of the transactions contemplated by the Merger Agreement.
      Stockholder Agreement. The Securities Purchase Agreement provides that each Seller will enter into a Stockholder Agreement, pursuant to which such Seller will, among other things, validly tender all shares of Common Stock held by such Seller in the Offer.
      Conditions to Parent and Purchaser’s Obligation to Close. Pursuant to the Securities Purchase Agreement, Parent and Purchaser’s obligations to consummate the purchase and sale of the Securities are subject to the satisfaction or waiver, where permissible, of certain conditions. These conditions include: (1) the accuracy of the representations and warranties on the Closing Date; (2) Purchaser’s compliance with its obligations under the Securities Purchase Agreement; (3) there having been no Orders issued or litigation initiated by any Governmental Entity to restrain or prohibit the effectiveness of the Securities Purchase Agreement; (4) all required approvals, consents and waivers have been received; (5) the consummation of the Tender Offer; (6) there having occurred no Material Adverse Change; and (7) all applicable waiting periods under the HSR Act having been expired or terminated and all other actions or filings with any Governmental Entity under any Competition Law having been taken, made or obtained.
      Conditions to Sellers’ Obligation to Close. Pursuant to the Securities Purchase Agreement, the Sellers’ obligations to consummate the purchase and sale of the Securities are subject to the satisfaction or waiver, where permissible, of certain conditions. These conditions include: (1) the accuracy of the representations and warranties on the Closing Date; (2) the Sellers’ compliance with its respective obligations under the Securities Purchase Agreement; (3) there having been no Orders issued or litigation initiated by any Governmental Entity to restrain or prohibit the effectiveness of the Securities Purchase Agreement; and (4) all applicable waiting periods under the HSR Act having been expired or terminated and all other actions or filings with any Governmental Entity under any Competition Law having been taken, made or obtained.

      Indemnification by Sellers. The Securities Purchase Agreement provides that the Sellers shall indemnify the Purchaser Indemnified Parties, and shall be reimbursed from the Escrow Account for the Net Amount of any Damages incurred resulting from: (1) any inaccuracy of any representation of Sellers; (2) any breach of any covenant of Sellers (regardless of whether such breach is deemed “material”); (3) any Liability in connection with the matter described on Schedule 9.1(i); or (4) any Liability in connection with the matter described on Schedule 9.1(ii); provided that, no Purchaser Indemnified Party shall be entitled to seek indemnification (a) for Damages pursuant to clauses (1) or (2) above, unless the aggregate amount of such Damages exceeds $50,000, and then only to the extent of such excess, and (b) for Damages that exceed the maximum amount then available in the Escrow Account including all interest and earnings thereon.
      Survival. The Securities Purchase Agreement provides that the representations and covenants of any Party shall survive the Closing for two years, or until the matter described in Schedule 9.1(ii) shall have been finally settled or determined, provided that the covenant to indemnify with respect to the matter described in Schedule 9.1(ii) shall continue until such matter has been resolved. Notwithstanding the foregoing, the Parties agree that (1) the Returned Amount shall be distributed to the Sellers on the first anniversary of the Closing Date, and (2) if at any time the matter described on Schedule 9.1(ii) is determined by a final order by the bankruptcy court that has jurisdiction over the matter, (a) then the lesser of (i) $2,000,000 plus all accrued interest and proceeds thereon through the date of such final order (the “Settlement Date”), or (ii) the aggregate amount that is in the Escrow Account on the Settlement Date, shall be promptly distributed from the Escrow Account to the Sellers, and (b) if any other funds remain in the Escrow Account, then the Escrow Account established pursuant to the Escrow Agreement shall terminate as to amounts not reserved at such time in respect of pending Claims on the second (2nd) anniversary of the Closing Date.
      For these purposes, Schedule 9.1(ii) relates to any Liability of the Company to (1) Brobeck Phleger & Harrison LLP (“Brobeck”), (2) any entity or individual associated or formerly associated with Brobeck involved in representation of the Company, (3) Brobeck’s or any such other person’s or entity’s trustee in bankruptcy, or (4) any Party acting on its or their behalf, in each case only to the extent all such Liabilities exceed $1,000,000.
      Indemnification by Parent and Purchaser. The Securities Purchase Agreement provides that Parent and Purchaser shall indemnify the Seller Indemnified Parties for the Net Amount of any Damages incurred resulting from: (1) any inaccuracy or breach of any representation of Parent and Purchaser; or (2) any breach of any covenant of Parent and Purchaser (regardless of whether such breach is deemed “material”); provided that, no Purchaser Indemnified Party shall be entitled to seek indemnification for Damages, unless the aggregate amount of such Damages exceeds $50,000 and then only to the extent of such excess.
      Sole Remedy. The Securities Purchase Agreement provides that the indemnification remedies described herein are the sole remedies available to the Parties following the Closing Date, except for claims for fraud.
      Termination Without Breach. The Securities Purchase Agreement may be terminated without any further Liability of any Party at any time prior to the Closing: (1) by mutual written agreement of Parent, Purchaser and Sellers; or (2) by Parent, Purchaser or Sellers in the event the Closing shall not have occurred on or before the later of (i) May 15, 2005, and (ii) 90 days following the commencement of the Offer; or (3) by either Purchaser or Sellers in the event any Law or Order has the effect of making the consummation of the transactions contemplated hereby illegal or that prohibits such consummation.
      Termination for Breach by Sellers. The Securities Purchase Agreement may be terminated by Parent and Purchaser if there has been a material breach by Sellers.
      Termination for Breach by Parent or Purchaser. The Securities Purchase Agreement may be terminated by Sellers if there has been a material breach by Parent or Purchaser.
      Effect of Termination. If the Securities Purchase Agreement is terminated for breach by either Party, the Agreement shall become void; except termination shall not in any way limit the rights of any Party against any other Party that has violated this Agreement prior to termination. In addition, each Party whose breach or violation has occurred prior to termination shall indemnify each other Party for whose benefit such representation was made from all Claims asserted by reason of such violation. However none of the Parties shall have any liability for unforeseeable or consequential damages or lost profits resulting from any legal action.
      Publicity. The Securities Purchase Agreement provides that no public release or announcement shall be issued without the prior consent of the other Parties, except for a joint press release on the Closing Date and the filing by Sellers of an amendment to their Schedule 13D. Parent and/or Purchaser may file a Schedule 13D.
      Expenses. The Securities Purchase Agreement provides that, regardless of whether or not the purchase and sale is consummated: (1) each Party shall be solely responsible for the payment of all brokerage commissions arising as a result of the retention of any broker or finder by such Party, and (2) each Seller shall pay all Taxes or fees applicable to the sale or transfer of the Securities to Purchaser.
      Sellers’ Representative. The Securities Purchase Agreement provides that the Sellers’ Representative is the agent and attorney-in-fact of the Sellers with respect to the Securities Purchase Agreement and the Escrow Agreement to act on behalf of each such Seller in any litigation or arbitration. The Sellers’ Representative shall incur no liability to the Parties with respect to any action taken by the Sellers’ Representative, except its own willful misconduct or gross negligence.
THE STOCKHOLDER AGREEMENTS
      The following is a summary of the general terms of the several Stockholder Agreements that have been entered into by Parent and Purchaser with certain holders of the Company’s securities. Except as noted below, each of the Stockholder Agreements are substantially similar. This summary is qualified in its entirety by reference to the Stockholder Agreements, which are incorporated herein by reference, and copies of which have been filed as exhibits to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the respective Stockholder Agreement. The Stockholder Agreements may be examined and copies may be obtained at the places set forth in “Section 7 — Certain Information Concerning the Company.”
      Tender of Shares. The Stockholder Agreements provide that (1) with respect to those parties who hold shares of Series F Preferred Stock, such parties will convert their shares of Series F Preferred Stock into Common Stock within two business days of commencement of the Offer, and (2) with respect to all of the parties to all of the Stockholder Agreements, such parties will validly tender, and not withdraw, all shares of Common Stock beneficially owned by them in the Offer (the “Securities”).
      Voting Agreement. The Stockholder Agreements provide that the Stockholders agree to vote, at any meeting of the stockholders of the Company, all Securities then held of record or beneficially owned by the Stockholders, (1) in favor of the Merger and for the execution and delivery by the Company of the Merger Agreement and any actions required in furtherance thereof; and (2) against any proposal relating to an Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreements, or result in a breach in any respect of any covenant, condition (including the conditions set forth in Annex I to the Merger Agreement) representation or warranty or any other obligation or agreement of the Company under the Merger Agreement.
      No Inconsistent Arrangements. The Stockholder Agreements provide the Stockholders agree that, except as contemplated by the Stockholder Agreement and the Merger Agreement, they will not (1) transfer or consent to any transfer of any or all of the Securities, (2) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Securities or any interest therein, (3) grant any proxy, power-of-attorney or other authorization in or with respect to the Securities, (4) deposit the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities, or (5) take any other action that would in any way restrict, limit or interfere with the performance of their obligations or the transactions contemplated by the Merger Agreement.

      No Solicitation. The Stockholder Agreements provide that the Stockholders (and their affiliates) agree not to encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, the Purchaser or any of their affiliates) concerning any proposal relating to an Acquisition Proposal. The Stockholders will immediately cease any existing activities, discussions or negotiations with any parties any proposal relating to an Acquisition Proposal. The Stockholders will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such Acquisition Proposal.
      Reasonable Efforts. The Stockholder Agreements provide that each of the parties thereto agree to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by the Stockholder Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with the Stockholder Agreement and the transactions contemplated thereby.
      Waiver of Dissenters’ Rights. The Stockholder Agreements provide that the Stockholders waive any rights of appraisal or rights to dissent from the Merger that they may have.
      Representations and Warranties. The Stockholder Agreements provide for various customary representations and warranties of the parties thereto, including representations by the Stockholders as to their ownership of the Securities, power and authority to enter into the Stockholder Agreement, no conflicts, no liens, no finder’s fees and reliance by Parent on the Stockholders’ execution and delivery of the Stockholder Agreement and representations by the Parent and the Purchaser as to their power and authority to enter into and perform their obligations under the Stockholder Agreement and no conflicts.
      Termination. The Stockholder Agreements provide that the covenants and agreements contained in the Stockholder Agreement with respect to the Securities shall terminate upon the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.
SECTION 11.     PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER.
      Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger, and the transactions contemplated by the Securities Purchase Agreement, is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer, or purchased after the Offer pursuant to the Securities Purchase Agreement. Pursuant to the Merger, each then outstanding Share (other than (1) any Share held in the treasury of the Company or owned by any subsidiary of Company and each Share owned by Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time and, (2) any Shares owned by stockholders, if any, who are entitled to exercise dissenters’ rights in connection with the Merger and have perfected dissenters’ rights in accordance with Section 262 of the DGCL), will be canceled and be converted into the right to receive the Offer Price in cash payable to the holder thereof, without interest). Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent.
      Dissenters’ Rights. Dissenters’ rights are not available in connection with the Offer. However, if a Merger involving the Company is consummated, stockholders who have not tendered their Shares and neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the DGCL comply with the applicable statutory procedures to demand appraisal of their shares, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to such fair value of their Shares from the Surviving Corporation, as well as the payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in such a Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.
      Parent does not intend to object, assuming the proper procedures are followed, to the exercise of dissenters’ rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Offer Price. In this regard, stockholders should be aware that opinions of investment banking firms (such as Houlihan and Perseus) as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 262 of the DGCL.
      If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Dissenting Shares will be converted into the right to receive the Offer Price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to Purchaser a written withdrawal of his, her, or its demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
      The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL.
      Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.
      Stockholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.
      Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to maximizing the Company’s potential in conjunction with Parent’s businesses.
      In addition to the above, if Purchaser successfully completes the Offer and the Merger, it is Purchaser’s current intention to either (1) sell in whole or in part, (2) enter into a joint venture with respect to, or (3) otherwise reduce the Company’s ownership interests in, certain of the Company’s European ticketing services operations. Neither Purchaser nor Parent, or to Purchaser or Parent’s knowledge, the Company, is currently engaged in any negotiations with respect to such a potential transaction.
SECTION 12.     DIVIDENDS AND DISTRIBUTIONS.
      The Company has not paid dividends on the Shares. The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions by any wholly owned subsidiary to its parent). See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement — the Merger Agreement — Covenants” of this Offer to Purchase.
SECTION 13.     POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; EXCHANGE ACT REGISTRATION.
      Possible Effects of the Offer on the Market for the Shares. If we consummate the Offer, then the Merger will take place, after which the Surviving Corporation will become a wholly owned subsidiary of Parent. We will also file a Form 15 with the SEC in order to de-register the Shares from the Exchange Act and therefore terminate the Company’s obligation to file reports or proxy statements as required by the Exchange Act.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. It is likely that the market for the Shares will be adversely affected by these actions.
SECTION 14.     CONDITIONS TO THE OFFER.
      The following is a summary of material conditions to the Offer. The Offer is expressly conditioned on the satisfaction (or waiver by Parent and Purchaser) of the conditions of Annex I to the Merger Agreement described below, and is also expressly conditioned on the satisfaction of the condition of Annex II to the Merger Agreement described below. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to Schedule TO that has been filed with the SEC by Purchaser and Parent in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in “Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.
      Conditions Contained in Annex I to the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any tendered Shares, may delay the acceptance for payment of Shares tendered pursuant to the Offer, and may terminate the Offer (in each case in accordance with the Merger Agreement), if (1) any applicable waiting period under the HSR Act has not expired or been terminated by the expiration date of the Offer, or (2) at any time after the date of the Merger Agreement and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing or conditions shall exist:

(a) There shall have been any action taken, or any Law (as such term is defined in the Merger Agreement), interpretation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced, issued, amended or deemed applicable to Parent, Purchaser, the Company, any other affiliate of Parent or the Company, the Offer or the Merger, by any Governmental Entity (as such term is defined in the Merger Agreement) that is reasonably likely to, directly or indirectly:

(i) Make illegal by the acceptance for payment of, or payment for or purchase of any or all of the Shares pursuant to the Offer, or otherwise restrict, make materially more costly or prohibit the making of the Offer or the consummation of the Offer or the Merger; or

(ii) Result in a material delay in or materially restrict the ability of Purchaser to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or to effect the Merger; or

(iii) Render Purchaser unable to accept for payment or pay for or purchase any or all of the Shares pursuant to the Offer; or

(iv) Impose material limitations on the ability of Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, any of the Shares to be acquired by the Company, including, without limitation, the right to vote any such Shares on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company; or

(v) Require the divestiture by Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates of any Shares, or require Purchaser, Parent, the Company, or any of their respective Company Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Parent or Purchaser to conduct the business of the Company and its Company Subsidiaries and own the assets and properties of the Company and its Company Subsidiaries; or

(vi) Impose any material limitations on the ability of Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates effectively to control the business or operations of the Company, Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates; or

(b) There shall have been instituted or pending any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, result in any of the consequences referred to in subclauses (i) through (vi) in clause (a) above; or

(c) There shall have been threatened any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, result in any of the consequences referred to in subclauses (i) through (vi) in clause (a) above that, in the judgment of Parent, has a reasonable probability of success; or

(d) The Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Parent or Purchaser the right to terminate the Merger Agreement or not consummate the Merger; or

(e) Any event, change, effect, condition, fact or circumstance shall have occurred following the date of the Merger Agreement that, individually or in the aggregate, constitutes a Material Adverse Change or would reasonably be expected to have a Material Adverse Effect; or

(f) Any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (except as to any such representation or warranty which speaks as of a specific date, which must be true or correct only as of such specific date), except where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; or

(g) The Company shall have failed to perform in any material respect, or to comply in any material respect with, any obligation, agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, except where the failure to be so perform or comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; or

(h) There shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period of five (5) days, (ii) any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Nasdaq Composite Index in excess of 25% measured from the close of business on the trading day next preceding the date of the Merger Agreement, or (iii) any Material Adverse Change in the general political, market, economic or financial conditions in the United States or abroad that has had or would reasonably be expected to have a Material Adverse Effect; or

(i) The Special Committee (i) shall have withdrawn, or modified or amended in a manner adverse to Parent or Purchaser (including by amendment of the Company’s Schedule 14D-9) its approval and/or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger, (ii) approved and/or recommended, as applicable, or announced a neutral position with respect to, any Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Parent, shall fail to reaffirm publicly and unconditionally its approval and/or recommendation of the Offer, the Merger Agreement or the Merger within five business days after Parent’s written request to do so under the circumstances described in Section 7.01(e)(iv) of the Merger Agreement; or

(j) Any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser, their Affiliates or any group of which any of them is a member, and other than any current stockholders of the Company or their Affiliates or any group of which any of them is a member, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 5% or more of the then outstanding Shares or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 5% or more of the then outstanding Shares.

      The foregoing conditions are for the sole benefit of Parent or Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in their sole discretion subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser with respect to whether or not the foregoing conditions to the Offer in Annex I have been satisfied shall be final and binding upon all parties.
      A public announcement will be made of a material change in, or waiver of, such conditions to the extent required under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.
      As defined in the Merger Agreement, “Material Adverse Change” means a material adverse change in the Business, operations, assets, Liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, provided that a Material Adverse Change shall not be deemed to include any material adverse change due to General Adverse Conditions.
      As defined in the Merger Agreement, “Material Adverse Effect” means a material adverse effect on (1) the Business, operations, assets, Liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (2) the ability of the Company to perform its obligations under the Merger Agreement, provided that a Material Adverse Effect shall not be deemed to include any material adverse effect due to General Adverse Conditions.

      As defined in the Merger Agreement, “General Adverse Conditions” means (1) Conditions, events or circumstances (other than any changes or proposed changes in Laws) affecting either (a) the United States economy generally or (b) the industry of the Company and the Company Subsidiaries generally, which in each case does not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole; (2) changes in generally accepted accounting principles or in SEC accounting rules, policies, practices or interpretations; (3) acts or omissions of Parent and/or Purchaser prior to the latter to occur of the Closing and the Effective Time; (4) acts or omissions of the Company or any of the Company Subsidiaries taken at the request of the Parent or Purchaser prior to the latter to occur of the Closing and the Effective Time; (5) the effects of compliance with the Merger Agreement by the Company or any of the Company Subsidiaries, including the incurrence of expenses by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated thereby; (6) Acts or omissions of Parent, Purchaser, the Company or its Subsidiaries contemplated by the Merger Agreement that have an effect on the Company or its Subsidiaries, including any disruptions to the business of the Company or any of its Subsidiaries as a result of the execution, delivery and performance of the Merger Agreement or the transactions contemplated thereby; (7) any outbreak or escalation of hostilities, any occurrence or threat of acts commonly referred to as terrorist attacks or any armed hostilities associated therewith, and any national or international calamity or emergency or any escalation thereof; or (8) changes in the market price or trading volume of the Shares (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Change or Material Adverse Effect).
      Condition Contained in Annex II to the Merger Agreement; the Minimum Condition. Notwithstanding any other provision of the Offer or the Merger Agreement Purchaser shall not accept for payment or pay for any tendered Shares if there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, together with the Shares of Common Stock into which the Warrants and Shares of Preferred Stock to be acquired by Purchaser pursuant to the Securities Purchase Agreement are exercisable or convertible, represents at least 90% of all of the issued and outstanding Common Stock, assuming the exercise of the Warrants and conversion of the Preferred Stock into Common Stock. This is known as the “Minimum Condition”, which cannot be waived by any party.
SECTION 15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.
      General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent’s investigation of the Company (see “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of this Offer to Purchase), neither Purchaser nor Parent is aware of (1) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (2) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser’s current intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions described in “Section 14 — Conditions to the Offer” of this Offer to Purchase shall have occurred). However, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this “Section 15 — Certain Legal Matters and Regulatory Approvals.” See “Section 14 — Conditions to the Offer” of this Offer to Purchase for certain conditions to the Offer.

      State Takeover Statutes. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Prior to the execution of the Merger Agreement, the Securities Purchase Agreement and the Stockholders Agreements, the Special Committee, by unanimous vote, approved the Offer, the Securities Purchase Agreement and the four Stockholder Agreements and the Board of Directors of the Company has approved the Merger. Accordingly, Section 203 of the DGCL is inapplicable to the Offer and the Merger.
      A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in the case of CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. Finally, in December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
      The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described in this Offer to Purchase, Purchaser (1) does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and (2) has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “Section 14 — Conditions to the Offer” of this Offer to Purchase.
      United States Antitrust Clearance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser in connection with the Offer, the acquisition of the Preferred Stock by Purchaser pursuant to the Securities Purchase Agreement, and the Merger are subject to the HSR Act requirements.

      Under the provisions of the HSR Act applicable to (1) the purchase of Shares by the Purchaser in connection with the Offer, (2) the acquisition of the Preferred Stock by Purchaser pursuant to the Securities Purchase Agreement, and (3) the Merger, such transactions may not be consummated until the expiration of a 30 calendar day waiting period following the required filing of a Pre-Merger Notification and Report Form under the HSR Act by Parent, which Parent intends to submit on or as soon as practicable after the date hereof. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, 30 calendar days after the filing date, unless early termination of the waiting period is granted or Parent receives a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request is made, the waiting period will expire on the 30th calendar day after the date of substantial compliance by Parent with such request, unless terminated earlier by the Antitrust Division or the FTC. Thereafter, the waiting period may be extended by court order or by consent of Parent. Although Parent and Purchaser are required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer and Merger, neither Parent and Purchaser’s failure to make such filings nor a request to Parent and Purchaser from the Antitrust Division or the FTC for additional information or documentary material will obligate Purchaser to extend the expiration date.
      The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the 30 calendar day HSR Act waiting period will be terminated early if requested by Parent and Purchaser. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the waiting period under the HSR Act. Subject to the Merger Agreement, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.
      The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as (1) the purchase of Shares by Purchaser in connection with the Offer, (2) the acquisition of the Preferred Stock by Purchaser pursuant to the Securities Purchase Agreement, and (3) the Merger. At any time before or after the consummation of the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer, seeking the divestiture of Shares purchased by Purchaser, or seeking the divestiture of substantial assets of Parent, Purchaser or any of their respective subsidiaries. Private parties and state attorneys’ general may also bring legal action under Federal or state antitrust laws under certain circumstances. Although Parent believes that neither the (1) the purchase of Shares by Purchaser in connection with the Offer, (2) the acquisition of the Preferred Stock by Purchaser pursuant to the Securities Purchase Agreement, nor (3) the Merger will violate the antitrust laws, there can be no assurance that a challenge to any or all of the foregoing transactions on antitrust grounds will not be made or of the outcome of any such challenge.
      If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until thirty days (for the Securities Purchase Agreement) or fifteen days (for the Offer) after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “Section 4 — Withdrawal Rights” of this Offer to Purchase. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 14 — Conditions to the Offer” of this Offer to Purchase.
      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Securities Purchase Agreement and the Offer. At any time before or after the purchase of Shares pursuant to the Securities Purchase Agreement and the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Securities Purchase Agreement and the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Purchaser and Parent believe that the Securities Purchase Agreement and the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Securities Purchase Agreement and the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See “Section 14 — Conditions to the Offer” of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation.
      Under the Merger Agreement, Purchaser, Parent and the Company have agreed to use their reasonable best efforts to obtain in a timely manner all approvals and to take all other actions proper or advisable to consummate the Merger, including promptly making all regulatory filings and applications, including without limitation any required filings under the HSR Act, and any amendments thereto as are necessary for the consummation of the transactions contemplated by the Merger Agreement. However, in connection with any filing or submission or other action required to be made or taken by any party to effect the Merger and all other transactions contemplated by the Merger Agreement, the Company cannot, without the prior written consent of Parent, commit to any divestiture transaction, and Parent cannot be required to divest or hold separate or otherwise take or commence to take any action that, in the reasonable discretion of Parent, limits its freedom of action with respect to, or its ability to retain, the Company or any of the Company’s affiliates or any material portion of the Company’s assets or businesses.
SECTION 16. FEES AND EXPENSES.
      Purchaser and Parent have retained D.F. King & Co., Inc., to be the Information Agent and Mellon Investor Services LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
      The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and may be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
      Except as described above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to this Offer to Purchase. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
SECTION 17. MISCELLANEOUS.
      The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
      No person has been authorized to give any information or make any representation on behalf of Purchaser or the Company not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser and Parent have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in “Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.

MLBAM ACQUISITION CORP.
Dated: February 17, 2005

SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF THE GENERAL PARTNER OF PARENT AND PURCHASER

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER OF PARENT.(1)
      The following table sets forth the name, current business address, business telephone and current principal occupation or employment,(2) and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of MLB Advanced Media, Inc., the general partner of Parent. Unless otherwise indicated, the current business address and telephone number of each person is c/o MLB Advanced Media, L.P., 75 Ninth Avenue, New York, New York 10011, (212) 485-3444. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent.
Directors

Name, Business Address, Citizenship	Present Principal Occupation or Employment; Material Positions Recently Held

Robert A. Bowman MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Bowman has served as a Director, as well as the President and Chief Executive Officer of the general partner of Parent since October 2000.

From September 1999 through October 2000, Mr. Bowman served as the President of Outpost.com (Kent, CT), an internet e-tailer.

During the past 5 years, Mr. Bowman has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

William O. DeWitt, Jr. MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. DeWitt has served as a Director of the general partner of Parent since November 2004.

Mr. DeWitt currently serves as the Chairman and Chief Executive Officer of the St. Louis Cardinals (a Club). He has held this position since 1996. Mr. Dewitt is also the Co-Chairman of Reynolds, DeWitt & Co. (Cincinnati, OH), an investment firm. He has held this position since 1980.

During the past 5 years, Mr. DeWitt has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting

(1)	Parent is a limited partnership, whose general partner is authorized to act on its behalf. The directors and executive officers listed below are directors and executives officers of MLB Advanced Media, Inc., the general partner of Parent.
(2)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Robert A. DuPuy MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. DuPuy has served as a Director of the general partner of Parent since October 2000 and a member of the Compensation Committee of the general partner of Parent since November 2004. He also served as acting Chief Executive Officer of the general partner of Parent from January 2000 through October 2000.

Mr. DuPuy currently serves as President and Chief Operating Officer of Major League Baseball (New York, NY). He has held these positions since January 2000.

During the past 5 years, Mr. DuPuy has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

David Glass MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Glass has served as a Director of the general partner of Parent since October 2000, and as Chairman of the Compensation Committee of the General Partner of Parent since November 2004.

Mr. Glass currently serves as the Chief Executive Officer of the Kansas City Royals (a Club). He has held this position since 1993. Mr. Glass also currently serves as the Chairman of the Executive Committee of WalMart (Bentonville, AR). He has held this position since 1976.

During the past 5 years, Mr. Glass has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

John Henry MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Henry has served as a Director of the general partner of Parent since January 2004.

Mr. Henry currently serves as the principal owner of the Boston Red Sox (a Club). He has held this position since February 2002. Mr. Henry is also the Chairman of JWH & Company (Boca Raton, FL), a commodity futures firm. He has held this position since 1982. From January 1999 through February 2002, Mr. Henry served as the principal owner and Chairman of the Florida Marlins (a Club).

During the past 5 years, Mr. Henry has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanc tion or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Thomas Hicks MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Hicks has served as a Director of the general partner of Parent since October 2000.

Mr. Hicks currently serves as the Chairman of the Texas Rangers (a Club). He has held this position since 1998. From 1989 through 2004, Mr. Hicks also served as the Chairman and Chief Executive Officer of Hicks, Muse, Tate & Furst, Inc. (Dallas, TX), a private investment firm.

During the past 5 years, Mr. Hicks has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Note: See securities beneficially held by Mr. Hicks (Southwest Sports Group) in “Section 8 — Certain Information Concerning Purchaser and Parent — Interest in Securities of the Company” of this Offer to Purchase.

John McHale, Jr. MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. McHale has served as a Director of the general partner of Parent since March 2002 and a member of the Compensation Committee of the General Partner of Parent since November 2004.

Mr. McHale currently serves as the Executive Vice President, Administration for Major League Baseball (New York, NY). He has held this position since March 2002.

From May 2001 to March 2002, Mr. McHale served as Chief Operating Officer of the Tampa Bay Devil Rays (a Club) and, from January 1995 to May 2001, he served as the President and Chief Executive Officer of the Detroit Tigers (a Club).

During the past 5 years, Mr. McHale has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

R. Drayton McLane, Jr. MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. McLane has served as a Director of the general partner of Parent since October 2000 and a member of the Compensation Committee of the General Partner of Parent since November 2004.

Mr. McLane currently serves as the Chairman of the Houston Astros (a Club). He has held this position since November 1992. Mr. McLane also serves as the Chairman and Chief Executive Officer of the McLane Group. He has held this position since January 1991.

During the past 5 years, Mr. McLane has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

John Moores MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Moores has served as a Director of the general partner of Parent since January 2005.

Mr. Moores currently serves as the Chairman of the San Diego Padres (a Club). He has held this position since 1994. Since 1992, Mr. Moores has also served as the Chairman of JMI, Inc. (San Diego, CA), a private investment firm.

During the past 5 years, Mr. Moores has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Jerry Reinsdorf MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Reinsdorf has served as a Director of the general partner of Parent since October 2000.

Mr. Reinsdorf currently serves as Chairman of the Chicago White Sox (a Club) and Chairman of the Chicago Bulls. He has held these positions since 1981 and 1985, respectively. Mr. Reinsdorf also serves on the boards of directors of Equity Office Properties (Chicago, IL) and La Salle National Bank (Chicago, IL). He served on these boards from 1997 through 2004 and from 1996 through 2004, respectively.

During the past 5 years, Mr. Reinsdorf has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Officers

Joseph F. Choti MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Choti has served as Senior Vice President and Chief Technology Officer of the general partner of Parent since April 2001.

From January 1999 through March 2001, Mr. Choti served as the Chief Technology Officer for Screaming Media, Inc. (New York, NY), a content syndication company.

During the past 5 years, Mr. Choti has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanc-

tion or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Jeffrey A. D’Onofrio MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. D’Onofrio has served as Vice President and Chief Financial Officer of the general partner of Parent since January 2003.

From July 2000 through December 2002, Mr. D’Onofrio served as Controller of the general partner of Parent. From August 1999 through June 2000, Mr. D’Onofrio served as the Controller for MLB Properties, Inc. (New York, NY), a licensing company of MLB and the Clubs.

During the past 5 years, Mr. D’Onofrio has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

James P. Gallagher MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Gallagher has served as Senior Vice President, Corporate Communications of the general partner of Parent since January 2001.

From January 2000 through January 2001, Mr. Gallagher served as Senior Vice President of Public Relations for Outpost.com (Kent, CT), an internet e-tailer.

During the past 5 years, Mr. Gallagher has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Noah Garden MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Garden has served as Senior Vice President, E-Commerce of the general partner of Parent since January 2001.

From January 1999 through November 2000, Mr. Garden served as the Executive Director of Outpost.com (Kent, CT), an internet e-tailer.

During the past 5 years, Mr. Garden has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

George T. Kliavkoff MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Kliavkoff has served as Senior Vice President, Business Development of the general partner of Parent since October 2003.

From July 1999 through September 2003, Mr. Kliavkoff served as General Manager, Business Development and Strategic Relations for RealNetworks, Inc. (Seattle, WA), an internet media provider.

During the past 5 years, Mr. Kliavkoff has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

John Dinn Mann MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Mann has served as Senior Vice President and Editor-in-Chief of the general partner of the Parent since January 2001.

From September 1996 through December 2000, Mr. Mann served as the Deputy Managing Editor of the Kansas City Star (Kansas City, MO), a media publication.

During the past 5 years, Mr. Mann has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Michael J. Mellis MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444 Born: United States of America	Mr. Mellis has served as Senior Vice President and General Counsel of the general partner of Parent since November 2000.

From May 1998 through October 2000, Mr. Mellis served as Deputy Counsel, New Media for Major League Baseball Enterprises, Inc. (located in New York, NY), an operating and holding company for MLB and the Clubs.

During the past 5 years, Mr. Mellis has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.
      The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address and telephone number of each person is MLBAM Acquisition Corp., c/o MLB Advanced Media, L.P., 75 Ninth Avenue, New York, New York 10011, (212) 485-3444. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Recently Held(3)

Robert A. Bowman MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 (212) 485-3444	Mr. Bowman has served as the sole Director and Chief Executive Officer of Purchaser since February 2005. In addition, Mr. Bowman has served as Director, President and Chief Executive Officer of the general partner of Parent since October 2000.

From September 1999 through October 2000, Mr. Bowman served as President of Outpost.com (located in Kent, CT), an internet e-tailer.

During the past 5 years, Mr. Bowman has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement, if any) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(3)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH SHAREHOLDER OR SUCH SHAREHOLDER’S BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF THE ADDRESSES SET FORTH BELOW.
MELLON INVESTOR SERVICES LLC

By Mail:	By Hand:	By Overnight Courier:
Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271	Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Drop — Reorg. Ridgefield Park, NJ 07660
      Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect:
(212) 269-5550
All Others Call Toll Free:
(800) 769-4414